NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

September 14, 2023

Annual General and Special Meeting of Shareholders

To be held on

Wednesday, November 1, 2023

Unit 1165, 505 Burrard Street (Bentall Two Building)

Vancouver, British Columbia, Canada V7X 1M5

MANAGEMENT INFORMATION CIRCULAR

GLOSSARY OF TERMS

Unless the context otherwise requires, the following terms shall have the following respective meanings when used in this Circular. Any capitalized but undefined terms shall have the meanings ascribed to them in the respective documents to which they refer.

"Award"	means any right granted under the Option Plan.
"Board"	means the board of directors of the Company.
"Business day"	means a day that is not a Saturday, Sunday or statutory holiday in Vancouver, British Columbia.
"CEO"	means Chief Executive Officer.
"CFO"	means Chief Financial Officer.
"Committee"	means a standing committee of the Board.
"Common Share" or "Share"	means a common share in the capital of the Company.
"Company" or "Vizsla Silver"	means Vizsla Silver Corp., a company organized under the laws of British Columbia.
"COO"	means the Chief Operating Officer.
"CSE"	means the Canadian Securities Exchange.
"Information Circular"	means, collectively, the Notice of Meeting and this information circular sent to Shareholders in connection with the Meeting.
"Insider"	has the meaning set out in the TSX Venture Corporate Finance Manual.
"Meeting"	means the annual general and special meeting of Shareholders to be held on November 1, 2023, and any adjournment(s) thereof.
"NEO"	means Named Executive Officer
"NI 52-110"	means National Instrument 52-110 Audit Committees.
"Notice of Meeting"	means the notice of meeting forming part of this Circular to be mailed to Shareholders in connection with the Meeting.
"NYSE"	means the New York Stock Exchange.
"OTCQB"	means OTC Markets
"Shareholder"	means a holder of Shares.
"TSX"	means the Toronto Stock Exchange.
"TSXV"	means the TSX Venture Exchange.

ATTENDING AND PARTICIPATING AT THE MEETING

This management information circular ("Information Circular") is furnished in connection with the solicitation of proxies by or on behalf of the management of the Company for use at the annual general and special meeting of shareholders (the "Shareholders") of the Company (the "Meeting") to be held in person on Wednesday, November 1, 2023 at 10:00 a.m. (Pacific Time) and at any adjournment(s) or postponement(s) thereof for the purposes set forth in the Notice of Meeting.

The Meeting will be held at Unit 1165, 505 Burrard Street (Bentall Two), Vancouver, British Columbia.

NOTICE REGARDING INFORMATION

Information in this Information Circular is given as of September 14, 2023 (the "Record Date") unless otherwise indicated and except for information contained in the documents incorporated herein by reference, which is given as at the respective dates stated therein.

No person is authorized to give any information or make any representation not contained in this Information Circular and, if given or made, such information or representation should not be relied upon as having been authorized. This Information Circular does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or proxy solicitation. Neither delivery of this Information Circular nor any distribution of the securities referred to in this Information Circular will, under any circumstances, create an implication that there has been no change in the information set forth herein since the date of this Information Circular.

GENERAL INFORMATION CONCERNING THE MEETING AND VOTING

Solicitation of Proxies

This Information Circular is provided in connection with the solicitation by the management of the Company of proxies to be used at the Meeting. The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers, and regular employees of the Company. The Company has engaged Laurel Hill Advisory Group to provide shareholder communication advisory and proxy solicitation services and will pay a fee of $33,000 for such services and certain out-of-pocket expenses. The Company will bear all costs of this solicitation and any additional solicitations. Shareholders who have questions or need assistance in voting should contact Laurel Hill Advisory Group by telephone at 1-877-452-7184 (North American Toll Free) or 1-416-304-0211 (Outside North America), or by email at assistance@laurelhill.com.

Appointment of Proxyholder

The individuals named in the accompanying form of proxy are officers and/or directors of Vizsla Silver. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the form of proxy accompanying this Information Circular, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the form of proxy accompanying this Information Circular or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the form of proxy accompanying this Information Circular will vote or withhold Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. In the absence of any instructions to the contrary, the Common Shares represented by proxies received by management will be voted FOR the approval of the resolutions described herein, among other things.

The Proxy confers discretionary authority on the persons named therein with respect to:

(a) each matter or group of matters identified therein for which a choice is not specified;

(b) any amendment to or variation of any matter identified therein; and

(c) any other matter that properly comes before the Meeting or any adjournments thereof.

At the date of this Information Circular, management of the Company knows of no such amendments, variations, or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. If any other matters do properly come before the Meeting, it is intended that the person appointed as proxy will vote on such other business in such manner as that person then considers to be proper.

Shareholders who have questions or need assistance in voting should contact Laurel Hill Advisory Group by telephone at 1-877-452-7184 (North American Toll-Free) or 1-416-304-0211 (Outside North America), or by email at assistance@laurelhill.com.

Registered Shareholders

Registered holders of Common Shares electing to submit a proxy may do so by phone or internet provided on the proxy or by completing, dating and signing the enclosed form of proxy and returning it to the Company's transfer agent, Computershare Investor Services Inc., by internet, mail or hand delivery to 100 University Ave., 8th Floor, Toronto, ON M5J 2Y1, in all cases ensuring that the form of proxy is received before 10:00 a.m. (Pacific Time) on November 1, 2023 or if the Meeting is adjourned or postponed, at least 48 business hours (where "business hours" means hours on days other than a Saturday, Sunday or any other holiday in British Columbia or Ontario) before the time on the date to which the Meeting is adjourned or postponed. The time limit for proxies may be waived or extended by the chair of the meeting, with or without notice, and under no obligation to accept any particular late vote.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name.

Shareholders who hold their common shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their common shares in their own name (referred to herein as "Beneficial Shareholders") should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Corporation as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of Vizsla Silver. Such Common Shares will more likely be registered under the names of intermediaries. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial Shareholders - those who object to their name being made known to the issuers of securities which they own (called "OBOs" for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called "NOBOs" for Non-Objecting Beneficial Owners).

Non-Objecting Beneficial Owners

The Company has distributed copies of the Notice of Meeting, Information Circular and VIF to intermediaries for distribution to NOBOs. Unless you have waived your right to receive the Notice of Meeting, Information Circular and VIF, intermediaries are required to deliver them to you as a NOBO of the Company and to seek your instructions on how to vote your Common Shares.

The Company may utilize Broadridge's QuickVote™ system to assist Shareholders with voting their Common Shares. Certain NOBOs may be contacted by Laurel Hill, which is soliciting proxies on behalf of management of the Company, to conveniently obtain a vote directly over the phone.

Objecting Beneficial Owners

The Company's OBOs can expect to be contacted by Broadridge or their brokers or their broker's agents. The Company will assume the costs associated with the delivery of the Notice of Meeting, Information Circular and VIF, as set out above, to OBOs by intermediaries.

	Registered Shareholders	Beneficial Shareholders

	Vizsla Shares held in own name and represented by a physical certificate or DRS and have a 15-digit control number.	Vizsla Shares held with a broker, bank or other intermediary and have a 16-digit control number.

Internet	www.investorvote.com	www.proxyvote.com
Telephone	1-866-732-8683	Call the applicable number listed on the voting instruction form.
Mail	Return the form of proxy in the enclosed postage paid envelope.	Return the voting instruction form in the enclosed postage paid envelope.

Shareholders who have questions or need assistance in voting should contact Laurel Hill Advisory Group by telephone at 1-877-452-7184 (North American Toll Free) or 1-416-304-0211 (Outside North America), or by email at assistance@laurelhill.com.

Notice to Securityholders in the United States

The solicitation of proxies involves securities of an issuer located in Canada and are being affected in accordance with the corporate laws of the Province of British Columbia, Canada, and securities laws of the provinces of Canada. The proxy solicitation rules under the U.S. Exchange Act are not applicable to Vizsla Silver or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Securityholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by securityholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Vizsla Silver is existing under the Business Corporations Act, certain of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Securityholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxy

In addition to revocation in any other manner permitted by law, a registered Shareholder who has given a proxy may revoke it by executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered holder of Common Shares or the authorized attorney thereof in writing, or, if the registered holder of Common Shares is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Investors Services Inc. at 100 University Ave., 8th Floor, Toronto, ON M5J 2Y1, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

NOTICE-AND-ACCESS

National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 - Continuous Disclosure Obligations allow for the use of the notice and access system for the delivery to shareholders of certain materials, including notice of meeting, management information circular, annual financial statements and management's discussion and analysis (collectively, the "Meeting Materials") by reporting issuers.

Under the notice and access system, reporting issuers are permitted to deliver the Meeting Materials by posting them on SEDAR+ at www.sedarplus.ca as well as a website other than SEDAR+ and sending a notice package to shareholders that includes: (i) the relevant form of proxy or voting instruction form; (ii) basic information about the meeting and the matters to be voted on; (iii) instructions on how to obtain a paper copy of the Meeting Materials; and (iv) a plain language explanation of how the notice and access system operates and how the Meeting Materials can be accessed online.

As described in the Notice and Access Notification to be mailed to the Shareholders of the Company on or about September 22, 2023, the Company has elected to deliver its Meeting Materials to Beneficial Holders using the notice and access system. These Beneficial Shareholders will receive a notice and access notification which will contain the prescribed information. Registered Shareholders and those Beneficial Holders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials with the notice package.

The Company intends to pay for proximate intermediaries to deliver Meeting Materials and Form 54- 101F7 (the request for voting instructions) to "objecting beneficial owners", in accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The authorized share capital of the Company is an unlimited amount of Common Shares. As of the Record Date, the outstanding shares of the Company are 207,993,819 Common Shares.

Shareholders registered as of September 14, 2023, are entitled to attend and vote at the Meeting. Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy to attend and vote, deliver their Proxies at the place and within the time set forth in the notes to the Proxy.

To the knowledge of the directors and senior officers of the Company, as at the date of this Information Circular, no persons beneficially own, or controls or directs, directly or indirectly, more than 10% of the outstanding shares.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended April 30, 2023, together with the auditor's report on those statements and Management Discussion and Analysis, will be presented to the shareholders at the Meeting.

FIXING THE NUMBER OF DIRECTORS

Shareholders of Vizsla Silver will be asked to consider and, if thought appropriate, to approve and adopt an ordinary resolution fixing the number of directors at five.

ELECTION OF DIRECTORS

A shareholder can vote for all the above nominees, vote for some of the below nominees and withhold for other of the below nominees, or withhold for all of the below nominees. Unless otherwise instructed, the named proxyholders will vote FOR the election of each of the proposed nominees set forth below as directors of Vizsla Silver.

The directors of Vizsla Silver are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are elected or appointed. Management of Vizsla Silver proposes to nominate the persons listed below for election as directors of Vizsla Silver to serve until their successors are elected or appointed. In the absence of instructions to the contrary, proxies given pursuant to the solicitation by management of Vizsla Silver will be voted for the nominees listed in this Information Circular. Management does not contemplate that any of the nominees will be unable to serve as a director.

On April 29, 2022, the Board adopted a majority voting policy, which requires that any nominee for director who receives a greater number of votes "withheld" than votes "for" his or her election will be required to tender his or her resignation. This policy applies only to uncontested elections, which are elections in which the number of nominees for director is equal to the number of positions available on the Board. The Nominating and Corporate Governance Committee will consider the director's resignation and will recommend to the Board whether or not to accept it. The Nominating and Corporate Governance Committee will be expected to recommend accepting the resignation, except in situations where extenuating circumstances would warrant the applicable director to continue to serve on the Board. The Board will act on the Nominating and Corporate Governance Committee recommendation within 90 days following the applicable annual meeting and will promptly disclose by press release its decision whether to accept the director's resignation, including the reasons for rejecting the resignation, if applicable.

The Company's Advance Notice Policy provides Shareholders, Directors, and management of the Company with a clear framework for nominating Directors. The Advance Notice Policy fixes a deadline by which holders of record of Common Shares must submit Director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form in order for any Director nominee to be eligible for election at any annual or special meeting of shareholders.

In the case of an annual general meeting of shareholders, notice to the Company must be made not less than 30 days prior to the date of the annual general meeting; provided, however, that in the event that the annual general meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual general meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement. In the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors, notice to the Company must be made not later than the close of business on the 15th day following the date on which the first public announcement of the date of the special meeting was made. The Board may, in its sole discretion, waive any requirement of the Advance Notice Policy. The full text of the Advance Notice Policy is available upon request to the Company at info@vizslasilver.ca.

The following tables set forth profiles of the five individuals who are nominated by management for election as directors, including the positions and offices with Vizsla Silver now held by each nominee, the business experience over the last five years of each nominee, the period during which each nominee has served as a director, and the number of securities of the Vizsla Silver (including Common Shares and options to purchase Common Shares through stock options ("Options") and share purchase warrants ("Warrants"), beneficially owned, or controlled or directed, directly or indirectly, by each nominee as at the date of this Circular. The information as to securities beneficially owned, or controlled or directed, directly or indirectly, by each nominee has been furnished by the respective proposed nominees individually.

The Board has determined that three of the five individuals nominated for election as a director at the Meeting are independent. The non-independent member(s) of the Board are Michael Konnert who is President and Chief Executive Officer of the Company, and Craig Parry who is Chairman for the Company.

All of the members of the Compensation Committee and the Audit and Risk Committee are independent directors. The Corporate Governance and Nominating Committee is made up of a majority of independent members. For more information on the Company's independence standards and assessments, see the section of this Circular entitled "Corporate Governance Disclosure". For information on compensation paid to non-management directors, see the section of this Circular entitled "Statement of Executive Compensation". In addition, a description of the role of the Board is included in the section of this Circular entitled "Corporate Governance Disclosure - Mandate of the Board".

CRAIG PARRY
Director Since: December 18, 2018 Non-Independent Residence: British Columbia, Canada Age: 50

Mr. Parry is a current director and Chairman of Vizsla Silver Corp. He is also a director and Chairman of Vizsla Copper Corp. and co- founder and Chairman of Inventa Capital Corp., a private natural resource investment company. He is a founding shareholder and Senior Advisor to EMR Capital.

Mr. Parry founded NexGen Energy Ltd. where he now serves as a senior advisor. NexGen owns 53% of IsoEnergy Ltd. where he served as President and CEO until February 2021. He is currently Chairman of Skeena Resources Ltd and has been a Director since Dec. 15, 2016. He is also a founder and Chairman of Gold Bull Resources (since June 29, 2020) and Outback Goldfields Ltd (since January 2019). He is a Director of Surge Copper Corp. (since September 29, 2020). He is a geologist and has served as CEO, President and Chairman for several Australian and Toronto Venture Stock Exchange listed mining companies.

Board Committee Membership
None
Securities beneficially owned, or controlled or directed, directly or indirectly
Security	Number	% of Ownership
Common Shares	8,292,485	3.99%
Stock Options	2,690,000	1.29%
RSUs	45,455	0.02%
Warrants	695,000	0.33%
Total	11,722,940	5.64%

MICHAEL KONNERT
Director Since: September 26, 2017 Non-Independent Residence: British Columbia, Canada Age: 35

Mr. Konnert is a current director and the founder of Vizsla Silver Corp., and he currently serves as the President, Chief Executive Officer, and a Director of the Company. Mr. Konnert is also a director of Vizsla Copper Corp. Mr. Konnert is co-founder and Partner of Inventa Capital Corp., a private natural resource investment company based in Vancouver, BC. Previously, he was co-founder and CEO of Cobalt One Energy Corp. which was acquired by Blackstone Minerals Ltd. (ASX-BSX) in 2017.

Mr. Konnert is an advisor to several companies and a Director of Summa Silver Corp.

Mr. Konnert has nearly a decade of experience in the natural resources industry, specifically in executing successful corporate strategies for mineral exploration companies.

Board Committee Membership
None
Securities beneficially owned, or controlled or directed, directly or indirectly
Security	Number	% of Ownership
Common Shares	2,386,501	1.15%
Stock Options	4,573,000	2.20%
RSUs	159,091	0.08%
Warrants	5,000	0.00%
Total	7,123,592	3.43%

SIMON CMRLEC
Director Since: February 21, 2019 Independent - Lead Director Residence: British Columbia, Canada Age: 50

Mr. Cmrlec is currently the Lead Director of Vizsla Silver Corp. He also serves as a director of Vizsla Copper Corp. Mr. Cmrlec also currently serves as Chief Operating Officer at Ausenco Limited. He was previously President, Americas and prior to that President, APAC Africa at Ausenco Limited.

Mr. Cmrlec has focused on project execution over the past 25 years and held positions of increasing seniority from supervisory level through to executive level.

During his time at Ausenco, Mr. Cmrlec has overseen more than 30 development stage projects and 100 hundred feasibility level studies.

Prior to joining Ausenco in 2009, Mr. Cmrlec was the Deputy Project Director and Construction Director for Vale's Goro Nickel project.

Board Committee Membership
Audit and Risk Committee Compensation Committee (Chair) Corp. Governance & Nominating Committee Technical Committee (Chair)
Securities beneficially owned, or controlled or directed, directly or indirectly
Security	Number	% of Ownership
Common Shares	1,081,400	0.52%
Stock Options	1,125,000	0.54%
RSUs	30,303	0.01%
Warrants	-	-
Total	2,236,703	1.08%

HARRY POKRANDT
Director Since: November 23, 2021 Independent Residence: British Columbia, Canada Age: 63

Mr. Pokrandt is currently a director for Vizsla Silver and is a current director of Kore Mining Ltd. and the Chairman for Mayfair Gold Corp.

Mr. Pokrandt is a Capital Markets Executive with 30+ years of experience in mining and technology. He is a former Managing Director at Macquarie Capital Markets from 1985 to 2015.

Mr. Pokrandt is former CEO of Hive Blockchain Technologies Ltd.

Mr. Pokrandt is also a former Director of Gold X Mining Corp., BQ Metals Corp, Lithium X and Fiore Exploration.

Board Committee Membership
Audit and Risk Committee (Chair) Compensation Committee Corporate Governance Committee
Securities beneficially owned, or controlled or directed, directly or indirectly
Security	Number	% of Ownership
Common Shares	352,500	0.17%
Stock Options	360,000	0.17%
RSUs	30,303	0.01%
Warrants	51,000	0.02%
Total	793,803	0.38%

DAVID COBBOLD
Director Since: December 8, 2022 Independent Residence: Ontario, Canada Age: 57

Mr. Cobbold is currently a director for Vizsla Silver. He also serves as a director of Angus Gold Inc. and a director of Archer Exploration Corp.

Mr. Cobbold is a veteran investment banker with 25 years of financial services experience. Currently, he is Vice Chairman of Metals and Mining, Macquarie Group where he is responsible for sourcing and leading merger, acquisition, sale, and defence transactions for clients ranging from exploration and development companies to global metals & mining companies. His clients are based in Canada, US, U.K., South Africa, and Australia.

In addition, Mr. Cobbold has extensive experience in global commodity and securities markets. He joined Macquarie in 2011 as a Managing Director, Head of Mining, Macquarie Capital Markets Canada. Prior to that, Mr. Cobbold worked at CIBC World Markets and CIBC Capital Partners for 13 years in various capacities, including as a Managing Director, Global Mining Investment Banking and Managing Director, Equity Capital Markets.

David holds a Bachelor of Arts in Economics, University of Western Ontario and Masters of Business Administration (MBA), Harvard Business School.

Board Committee Membership
Audit and Risk Committee Compensation Committee Corporate Governance Committee (Chair)
Securities beneficially owned, or controlled or directed, directly or indirectly
Security	Number	% of Ownership
Common Shares	-	-
Stock Options	200,000	0.10%
RSUs	30,303	0.01%
Warrants	-	-
Total	230,303	0.11%

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of Management, no director or proposed director of Vizsla Silver is, or within the ten years prior to the date of this Information Circular has been, a director or executive officer of any company, including Vizsla Silver, that while that person was acting in that capacity:

(a) was the subject of a cease trade order or similar order or an order that denied Vizsla Silver access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b) was subject to an event that resulted, after the director ceased to be a director or executive officer of Vizsla Silver being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Individual Bankruptcies

To the knowledge of Management, no director or proposed director of Vizsla Silver has, within the ten years prior to the date of this Information Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties or Sanctions

None of the proposed directors have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable security holder making a decision about whether to vote for the proposed director.

Meeting Attendance

The Board and Audit & Risk Committee meet a minimum of four times a year. The Compensation Committee, the Corporate Governance & Nominating Committee and the Technical Committee meet at least once per year and as frequently as required.

The following table shows the meeting attendance records from May 1, 2022, to April 30, 2023, for board meetings and committee meetings:

Director Name	Meetings
	Board [1]	Audit and Risk Committee [2]	Compensation Committee[3]	Corporate Governance & Nominating Committee[4]	Technical Committee[5]
Craig Parry [1,5]	4 of 4	N/A	N/A	N/A	5 of 5
Michael Konnert [1]	4 of 4	N/A	N/A	N/A	N/A
Simon Cmrlec [1,2,3,4,5]	4 of 4	2 of 2	1 of 1	0 of 0	5 of 5
Harry Pokrandt [1,2,3,4]	4 of 4	2 of 2	1 of 1	0 of 0	N/A
David Cobbold [1,2,3,4,6]	1 of 1	1 of 1	1 of 1	0 of 0	N/A

1 The Board meetings were held on May 2, 2022, July 20, 2022, November 29, 2022, and March 9, 2023. Craig Parry is Chairperson. An In-Camera session is held at the end of each meeting with only independent directors in attendance.

2 There were two Audit Committee meetings held on July 20, 2022, and March 9, 2023, to approve the annual financials and the Q3 interim financials. At the time, the Audit & Risk Committee was not formed with all independent members. On December 8, 2022, David Cobbold joined the Board as an independent director and was appointed to the Audit & Risk Committee replacing Charles Funk as a member making the Audit & Risk Committee fully independent. Harry Pokrandt is Chair of the committee along with David Cobbold and Simon Cmrlec as members. Due to conflicting schedules only two meetings were held, and the other approvals were done by consent resolution.

3 The Compensation Committee met on February 3, 2023, and is comprised of three members: Simon Cmrlec, Harry Pokrandt, and David Cobbold. Simon Cmrlec is Chair of the committee.

4 The Corporate Governance & Nominating Committee is comprised of three members: Simon Cmrlec, Harry Pokrandt, and David Cobbold. David Cobbold is the Chair. They did not formally meet and approved by consent resolutions. The committee plans to meet at least once per year.

5 The Technical Committee was formed on April 1, 2022, and has the following directors as members: Simon Cmrlec (Chair) and Craig Parry. Meetings were held May 2, 2022, July 27, 2022, September 1, 2022, November 24, 2022, and March 1, 2023.

6 David Cobbold joined the Board on December 8, 2022, and the Board and Audit Committee only held one meeting after his appointment.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101, Disclosure of Corporate Governance Practices, requires all reporting issuers to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the "Guidelines") adopted in National Policy 58-201. These Guidelines are not prescriptive but have been used by Vizsla Silver in adopting its corporate governance practices. The Company's approach to corporate governance is set out below.

Governance Highlights

Governance Element	Vizsla Silver Current Practice
Board size	Five directors
Board independence	Three directors are independent
Independent committees	Audit and Risk Committee (fully independent)
Compensation Committee (fully independent)
Corporate Governance & Nominating Committee (fully independent)
Technical Committee
Independent board and committee meetings	Unless otherwise determined by the Board, independent directors hold in-camera sessions at the conclusion of all regularly scheduled Board and committee meetings
Voting standard for board elections	Annually by a majority of votes cast.
Majority voting policy	Yes
Annual board assessments	Yes

The Board is responsible for corporate governance and establishes the overall policies and standards of the Company. In addition to these meetings, the directors are kept informed of the Company's operations through discussions with management.

The Company has adopted the following comprehensive corporate governance policies, mandates, and charters:

• Audit and Risk Committee Charter

• Compensation Committee Charter

• Corporate Governance and Nominating Committee Charter

• Board Mandate

• Code of Business Conduct and Ethics

• Advance Notice Policy

• Anti-Bribery and Anti-Corruption Policy

• Human Rights Policy

• Majority Voting Policy

• Timely Disclosure, Confidentiality & Insider Trading Policy

• Whistleblower Policy

Please visit the Company's Corporate Governance Page on its website to access and view all corporate governance materials.

Mandate of the Board

The Directors are responsible for fostering the short and long-term success of the Company and is accountable to the Company's shareholders. The Directors are also responsible for the management and supervising management of the Company's business and affairs. The Board has adopted a Board Mandate that can be accessed by visiting the Company's Corporate Governance Page on the Company's website. The Board Mandate requires compliance from each Director and the following is a summary of the Board Mandate:

• managing the affairs of the Board that include delegating certain of its authorities, including spending authorization to management and by reserving certain powers to itself; overseeing management and succession planning;

• adopting and reviewing a strategic planning process for the Company;

• approving annual budgets;

• overseeing the integrity of the Company's internal financial controls; and

• identify the principal risks and opportunities of the Company's business and ensure the implementation of appropriate systems to manage these risks.

Position Descriptions

The Board is currently updating the position description for the Chairman of the Board, CEO and Lead Director and anticipates that they will be posted to the Company's website in the coming months. The Board will evaluate the need for position descriptions for other NEOs from time to time, and if written position descriptions appear to be justified, they will be prepared. Roles and responsibilities of the various Board committee chairs and other members are set out in the respective committee charters, including the Audit and Risk Committee Charter, Compensation Committee Charter, Corporate Governance & Nominating Committee and Technical Committee Charter.

In-Camera Sessions

The independent directors meet with the non-independent directors and management at regularly scheduled Board meetings. They can also choose to meet in-camera (privately) at any Board meeting or can hold a separate meeting of only independent directors. In addition, the Audit Committee holds in-camera sessions with our auditors or amongst themselves at each Board meeting, and other Board committees hold in-camera sessions as required.

Composition and Independence of the Board

Management is nominating five individuals to the Board of whom are current directors of Vizsla Silver.

The Guidelines suggest that the board of directors of every reporting issuer should be constituted with a majority of individuals who qualify as "independent" directors under NI 52-110, which provides that a director is independent if he or she has no direct or indirect "material relationship" with Vizsla Silver. The "material relationship" is defined as a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director's independent judgement.

The independent nominees are Mr. Simon Cmrlec, Mr. Harry Pokrandt and Mr. David Cobbold. The non-independent nominees are Michael Konnert, who is the Company's President and Chief Executive Officer, and Craig Parry, who is the Chairman.

The Board feels that diversity is important and in the most recent search for a new director, female candidates were considered, but the preferred female candidate declined due to time constraints. The Board will continue its search to add diversity to the Board in the future.

Other Directorships

The following directors of Vizsla Silver are also directors of other reporting issuers:

Name of Director	Names of Other Reporting Issuers	Exchange	Director Since
Michael Konnert	Archer Exploration Corp.	CSE	January 12, 2022
	Summa Silver Corp.	TSX-V	August 10, 2020
	Vizsla Copper Corp.	TSX-V	May 13, 2021
	TinOne Resources Inc.	TSX-V	December 30, 2021
Craig Parry	Skeena Resources Limited	TSX, NYSE	December 15, 2016
	Outback Goldfields Corp.	TSX-V, OTCQB	January 29, 2019
	Gold Bull Resources Corp.	TSX-V, OTCQB	June 29, 2020
	Vizsla Copper Corp.	TSX-V	May 13, 2021

Name of Director	Names of Other Reporting Issuers	Exchange	Director Since
Simon Cmrlec	Vizsla Copper Corp.	TSX-V	May 13, 2021
Harry Pokrandt	Baltic Acquisition Corp.	TSX-V	December 9, 2019
	Kore Mining Ltd.	TSX-V	November 2, 2018
	Mayfair Gold Corp.	TSX-V	November 10, 2020
David Cobbold	Angus Gold Inc.	TSX-V	June 30, 2021
	Archer Exploration Corp.	TSX-V	November 18, 2022

Other Board Committees

The Board established three committees. These include an Audit and Risk Committee ("Audit and Risk Committee"), a Compensation Committee ("Compensation Committee") and a Corporate Governance and Nominating Committee ("CGNC").

Audit Committee

NI 52-110 requires the Audit and Risk Committee of the Board to meet certain requirements. Details regarding the Audit and Risk Committee and its mandate are disclosed in the Company's Audit Committee Charter, the text of which is included as Schedule "A" to the Company's Annual Information Form dated July 20, 2023, ("AIF"), a copy of which is available on SEDAR at www.sedarplus.ca or on the Company's website. The Audit Committee is fully independent.

Compensation Committee

Composition

The Compensation Committee consists of the following three independent Directors; Mr. Simon Cmrlec (Chair), Mr. Harry Pokrandt and Mr. David Cobbold who joined the Compensation Committee on December 8, 2022. The Compensation Committee is fully independent.

Charter

The Compensation Committee follows the mandate of the Compensation Committee Charter that can be accessed by visiting the Company's Corporate Governance Page on the Company's website.

The Compensation Committee is responsible for assisting the Board in discharging the Board's oversight responsibilities relating to the attraction, compensation, evaluation, and retention of key senior executive officers with the skills and expertise needed to enable the Company to achieve its goals and strategies at fair and competitive compensation and appropriate performance incentives. The Compensation Committee shall to the best of its ability, knowledge and acting reasonably, meet all applicable legal, regulatory, and listing requirements, including, without limitation, those of any stock exchange on which the Company's shares are listed, the Canada Business Corporations Act and all applicable securities regulatory authorities.

Corporate Governance & Nominating Committee

Composition

The Corporate Governance and Nominating Committee consists of the following three independent Directors; Mr. David Cobbold (Chair), Mr. Simon Cmrlec and Harry Pokrandt. The Corporate Governance & Nominating Committee is fully independent.

Charter

The Corporate Governance and Nominating Committee follows the mandate of the Corporate Governance & Nominating Committee Charter that can be accessed by visiting the Company's Corporate Governance Page on the Company's website.

The Corporate Governance and Nominating Committee is responsible for assisting the Board in fulfilling its corporate governance responsibilities. The overall purpose of the Corporate Governance and Nominating Committee is (i) to oversee the development framework of rules and practices for the Company's approach to matters of corporate governance, (ii) assess the directors on an on-going basis, and (iii) to identify and propose new qualified nominees to the Board and to review and make recommendations to the Board as to all such matters.

Orientation and Continuing Education

The Board of Directors provides an overview of the Company's business activities, systems, and business plan to all new directors. New director candidates have free access to any of the Company's records, employees, or senior management in order to conduct their own due diligence and will be briefed on the strategic plans-, short-, medium- and long-term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing policies of the Company.

Ethical Business Conduct

The Board has adopted the Code of Business Conduct and Ethics (the "Code") for the Company's employees, directors, officers and consultants that can be accessed by visiting the Company's Corporate Governance Page on the Company's website.

The Code is designed to deter wrongdoings and to promote honest and ethical conduct, the avoidance of conflicts of interest, accurate and timely disclosure, compliance with applicable governmental laws, rules and regulations and the prompt internal reporting to an appropriate person(s) of violations of this Code.

The Board delegates the communication of the Code to employees, officers and consultants who will be expected to encourage and promote a culture of ethical business conduct.

Nomination of Directors

The Board considers its size each year when it considers the number of Directors to recommend to the Shareholders for election at the annual meeting of Shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience.

When directorships become vacant, or it is anticipated that they will be vacated, the Corporate Governance and Nominating Committee is responsible for identifying and recommending suitable candidates to be directors to the Board. Merit, performance, experience, and diversity are the foremost criteria considered when new directors are considered for appointment to the Board.

Assessments

The Corporate Governance and Nominating Committee annually reviews the performance and effectiveness of the Board as well as the effectiveness and performance of any committees. Effectiveness is subjectively measured by comparing actual corporate results with stated objectives.

APPOINTMENT OF AUDITOR

Management of the Vizsla Silver intends to nominate MNP LLP, Chartered Accountants, of Vancouver, British Columbia, for appointment as auditor of Vizsla Silver. Proxies given pursuant to this solicitation will, on any poll, be voted as directed and, if there is no direction, for the appointment of MNP LLP, as the auditor of Vizsla Silver to hold office for the ensuing year with remuneration to be fixed by the directors.

Appointment of Auditor Resolution

At the Meeting, the shareholders will be asked to consider and, if deemed appropriate, to pass the following ordinary resolution, with or without variation (the "Appointment of Auditor Resolution"):

BE IT RESOLVED, as an ordinary resolution of the shareholders of the Company, that MNP LLP, Chartered Accountants, be appointed as the auditors of Vizsla Silver Corp., and the board of Directors of the Company are hereby authorized to fix the remuneration of MNP LLP, Chartered Accountants.

An ordinary resolution is a resolution passed at the Meeting by a simple majority of the votes cast by shareholders voting Common Shares at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT EACH SHAREHOLDER VOTE "FOR" THE APPOINTMENT OF AUDITOR RESOLUTION. Unless otherwise indicated, the persons designated as proxyholders in the accompanying Proxy intend to vote the Common Shares represented by such Proxy, properly executed, FOR the Appointment of Auditor Resolution.

CONFIRMING OMNIBUS EQUITY INCENTIVE COMPENSATION PLAN

Vizsla Silver is seeking shareholder confirmation of its omnibus equity incentive compensation plan (the "Equity Compensation Plan") which was originally adopted by the Board of directors (the "Board") on September 7, 2022, and last approved by shareholders on December 8, 2022. There have been no changes to the Equity Compensation Plan since it was last approved by Shareholders.

The Equity Compensation Plan consists of a "rolling up to 10% plan for stock options and a fixed plan up to 8% for RSUs, DSUs and/or PSUs. The maximum number of Common Shares issuable under the Equity Compensation Plan, shall not exceed 10% of the Common Shares outstanding from time to time in each of the Rolling Plan and the Fixed Other Equity Plan with the current fixed amount being 12,390,000.

As of the date of this Information Circular, under the Equity Compensation Plan, in Vizsla Silver's 10% Rolling Plan, there are currently 19,726,972 stock options outstanding representing 9.48% of the current outstanding Common Shares and Vizsla Silver was eligible to grant up to 1,072,410 options. In Vizsla Silver's 8% Fixed Other Equity Plan, there are currently 1,123,263 RSUs outstanding representing 0.54% of the current outstanding Common Shares and Vizsla Silver was eligible to grant up to 11,266,737 RSUs.

The TSXV requires that the Equity Compensation Plan be confirmed by shareholders at each annual general meeting of the Company. Accordingly, Vizsla Silver is seeking ratification and approval of the Equity Compensation Plan by the shareholders.

The purpose of the Equity Compensation Plan is to provide Vizsla Silver with a share-related mechanism to attract, retain and motivate qualified Executives, Employees and Consultants, to incent such individuals to contribute toward the long- term goals of Vizsla Silver, and to encourage such individuals to acquire Shares of Vizsla Silver as long term investments.

Below is a summary of the material terms of the accepted Equity Compensation Plan. For the purposes of the description of the Equity Compensation Plan below, unless otherwise defined herein, capitalized terms shall have the meaning ascribed thereto in Equity Compensation Plan.

Below is a summary of the material terms of the approved Equity Compensation Plan. For the purposes of the description of the Equity Compensation Plan below, unless otherwise defined herein, capitalized terms shall have the meaning ascribed thereto in the Equity Compensation Plan. A copy of the Equity Compensation Plan will be available for review at the office of Vizsla Silver, located at Suite 700, 1090 West Georgia Street, Vancouver, British Columbia, during normal business hours up to and including the date of the Meeting.

Terms of the Equity Compensation Plan

1. Only a Director, Officer, Employee, Management Company Employee or Consultant of Vizsla Silver or of any of its subsidiaries (the "Participant") is eligible to participate in the Equity Compensation Plan. Except in relation to Consultant Companies, Awards may be granted only to an individual or to a Company that is wholly owned by individuals eligible to receive Awards.

2. The Equity Compensation Plan is a "rolling up to 10% and fixed up to 8%" Security Based Compensation, as defined in Policy 4.4 - Security Based Compensation of the TSXV. The Equity Compensation Plan is a: (a) "rolling" plan pursuant to which the number of Shares that are issuable pursuant to the exercise of Options granted under the Equity Compensation Plan, and the Prior Plan, shall not exceed 10% of the Issued Shares of Vizsla Silver as at the date of any Option grant, and (b) "fixed" plan under which the number of Shares that are issuable pursuant to all Awards other than Options granted under the Equity Compensation Plan and under any other Security Based Compensation Plan of Vizsla Silver, in aggregate is a maximum of 8% of the Issued Shares as at the Effective Date (which number is 12,390,000) and in each case, subject to adjustment as provided in the Equity Compensation Plan.

3. The Committee shall have full and exclusive discretionary power to interpret the terms and the intent of the Equity Compensation Plan and any Award Agreement or other agreement ancillary to or in connection with the Equity Compensation Plan, to determine eligibility for Awards, and to adopt such rules, regulations, and guidelines for administering the Equity Compensation Plan as the Committee may deem necessary or proper.

4. Unless Vizsla Silver has obtained the requisite disinterested shareholder approval pursuant to Policy 4.4, the maximum aggregate number of Shares that are issuable pursuant to all Security Based Compensation granted or issued in any 12 month period to any one Person must not exceed 5% of the Issued Shares, calculated as at the date any Security Based Compensation is granted or issued to the Person, except as expressly permitted and accepted by the Exchange for filing under Part 6 of Policy 4.4 shall not be included in calculating this 5% limit.

5. The maximum aggregate number of Shares that are issuable pursuant to all Security Based Compensation granted or issued in any 12 month period to any one Consultant must not exceed 2% of the Issued Shares, calculated as at the date any Security Based Compensation is granted or issued to the Consultant, except that securities that are expressly permitted and accepted for filing under Part 6 of Policy 4.4 shall not be included in calculating this 2% limit.

6. The maximum aggregate number of Shares that are issuable pursuant to all Options granted in any 12-month period to all Investor Relations Service Providers in aggregate shall not exceed 2% of the Issued Shares, calculated as at the date any Option is granted to any such Investor Relations Service Provider.

7. All Awards and Shares issuable thereunder are subject to any applicable resale restrictions under Securities Laws and the Exchange Hold Period (as defined in the policies of the TSXV) and shall have affixed thereto any legends required under Securities Laws and the policies of the Exchange.

8. Notwithstanding the expiry date, redemption date or settlement date of any Award, such expiry date, redemption date or settlement date, as applicable, of the Award shall be extended to the tenth business day following the last day of a Blackout Period if the expiry date would otherwise occur in a Blackout Period.

9. Options can be exercisable for a maximum of 10 years from the date of grant, subject to extension where the expiry date falls within a Blackout Period.

10. Each Option grant shall be evidenced by an Award Agreement that shall specify the Option Price, the duration of the Option, the number of Shares to which the Option pertains, the conditions upon which an Option shall become vested and exercisable, and any such other provisions as the Committee shall determine.

11. The Option Price for each grant of an Option under the Equity Compensation Plan shall be determined by the Committee and shall be specified in the Award Agreement. The minimum exercise price of an Option shall not be less than the Discounted Market Price (as defined in the policies of the TSXV), provided that, if Vizsla Silver does not issue a news release to announce the grant and the exercise price of an Option, the Discounted Market Price is the last closing price of the Shares before the date of grant of the Option less the applicable discount.

12. If a Participant dies while an Employee, Director of, or Consultant to, Vizsla Silver or an Affiliate then the right to exercise such Options terminates on the earlier of: (i) the date that is 12 months after the Termination Date; and (ii) the date on which the exercise period of the particular Option expires. Any Options held by the Participant that are not yet vested at the Termination Date immediately expire and are cancelled and forfeited to Vizsla Silver on the Termination Date.

13. Except as may otherwise be set out in a Participant's employment agreement (which shall have paramountcy), where a Participant's employment or term of office or engagement terminates (for any reason other than death (whether such termination occurs with or without any or adequate notice or reasonable notice, or with or without any or adequate compensation in lieu of such notice)) then (i) any Options held by the Participant that are exercisable at the Termination Date continue to be exercisable by the Participant until the earlier of: (A) the date that is three months after the Termination Date; and (B) the date on which the exercise period of the particular Option expires; and (ii) any Options held by the Participant that are not yet vested at the Termination Date immediately expire and are cancelled and forfeited to Vizsla Silver on the Termination Date,

14. Each Restricted Share Unit grant shall be evidenced by an Award Agreement that shall specify the Period(s) of Restriction, the number of Restricted Share Units granted, the settlement date for Restricted Share Units, and any such other provisions as the Committee shall determine, provided that no Restricted Share Unit shall vest (i) earlier than one year, or (ii) later than three years, after the date of grant, except that the Committee may in its sole discretion accelerate the vesting for a Participant who dies or who ceases to be an eligible Participant under the Equity Compensation Plan in connection with a Change of Control.

15. If a Participant dies while an Employee, Director of, or Consultant to, Vizsla Silver or an Affiliate then (i) any Restricted Share Units held by the Participant that have not vested as at the Termination Date shall vest immediately; and (ii) any Restricted Share Units held by the Participant that have vested as at the Termination Date shall be paid to the Participant's estate in accordance with the terms of the Equity Compensation Plan and Award Agreement.

16. Unless determined otherwise by the Committee, or as may otherwise be set out in a Participant's employment agreement (which shall have paramountcy), where a Participant's employment or term of office or engagement terminates for any reason other than death (whether such termination occurs with or without any or adequate notice or reasonable notice, or with or without any or adequate compensation in lieu of such notice), then any Restricted Share Units held by the Participant that have vested before the Termination Date shall be paid to the Participant, and any Restricted Share Units held by the Participant that are not yet vested at the Termination Date will be immediately cancelled and forfeited to Vizsla Silver on the Termination Date.

17. Each Participant designated eligible to receive a Deferred Share Unit shall receiving notice in writing from the Committee of the designation. At least ten days prior to the commencement of a particular year, a designated Participant may enter into a DSU Agreement with Vizsla Silver in respect of such upcoming year to cause the Participant to receive a portion of their cash remuneration payable for services to be provided during the particular year in the form of Deferred Share Units.

18. No amount may be received in respect of a Deferred Share Unit until after the Termination Date of the Participant. If the Termination Date of a Participant occurs as a result of a termination of a Participant for Cause, all outstanding Deferred Share Units credited to such DSU Account (whether or not vested) shall be forfeited and cancelled immediately, and the Participant shall have no entitlement to receive any payment in respect of such forfeited Deferred Share Units, by way of damages, pay in lieu of notice or otherwise. If the Termination Date of a Participant occurs as a result of the death of a Participant, all Deferred Share Units credited to such Participant's DSU Account at such time that have not yet vested pursuant to the terms of the Equity Compensation Plan shall be deemed to vest in the moment immediately prior to the Participant's death. As soon as reasonably practicable after the Termination Date of a Participant for a reason other than Cause, or as the Participant may elect under the Equity Compensation Plan, and in any event, no later than December 15 of the first calendar year commencing after the Termination Date Vizsla Silver shall redeem and fully settle each Deferred Share Unit in respect of which all vesting and other conditions to redemption and settlement have been met, deemed to have been met or waived by the Committee on or before the Termination Date. If the Termination Date of a Participant occurs for a reason other than Cause, except as otherwise provided in the Equity Compensation Plan, after the Termination Date, the Participant (or their estate) may elect up to three separate Redemption Dates as of which either a portion (specified in whole percentages) or all of the value of the Participant's Deferred Share Units shall be redeemed and settled, by filing with Vizsla Silver, following such Participant's Termination Date, in the form and manner specified by the Committee up to three irrevocable written elections, provided that the elected Redemption Dates are no later than December 15 of the first calendar year commencing after the Participant's Termination Date. Notwithstanding the foregoing, Vizsla Silver shall have the ability to require the Participant to hold any Shares received pursuant to such redeemed Deferred Share Units for a specified period of time.

19. Deferred Share Units elected to be received by a designated Participant pursuant to the Equity Compensation Plan shall be credited to the designated Participant's DSU Account as of the applicable Conversion Date. The number of Deferred Share Units (including fractional Deferred Share Units) to be credited to a designated Participant's DSU Account as of a particular Conversion Date pursuant to the Equity Compensation Plan shall be determined by dividing the relevant portion of that designated Participant's cash remuneration for the applicable period to be satisfied by Deferred Share Units by the Fair Market Value of a Share on the particular Conversion Date.

20. Vizsla Silver or a related corporation shall keep or cause to be kept a DSU Account which records, at all times, the number of Deferred Share Units standing to the credit of the Participant including any vesting conditions associated therewith. Absent manifest error such DSU Account shall be considered conclusively determinative of all information contained therein. Deferred Share Units that fail to vest in a Participant or that are redeemed and paid out in accordance with this Plan shall be cancelled and shall cease to be recorded in the Participant's DSU Account as of the date on which such Deferred Share Units are forfeited or cancelled under the Plan or are redeemed and paid out, as the case may be. At least annually, Vizsla Silver shall provide or cause to be provided to each designated Participant a written confirmation of the balance in the designated Participant's DSU Account.

21. The Compensation Committee (the "Committee"), at any time and from time to time, may grant Performance Share Units to Participants in such amounts and upon such terms as the Committee shall determine, provided that, no Performance Share Units shall vest earlier than one year after the date of grant, except that the Committee may in its sole discretion accelerate the vesting required for a Participant who dies or who ceases to be an eligible Participant under the Equity Compensation Plan in connection with a Change of Control.

22. Each Performance Share Unit shall give the Participant the right to receive a Share or a cash payment in an amount equal to the FMV of a Share at the end of the applicable Performance Period, subject to the terms, vesting criteria and Performance Goals of the relevant Performance Share Unit as established by the Committee and as set forth in the Award Agreement.

23. Subject to the terms of the Equity Compensation Plan and the applicable Award Agreement, if Performance Share Unit (including a Performance Share Unit credited as a Dividend Equivalent Right) become vested and the applicable Performance Goals have been met on or before the end of the Performance Period, such Performance Share Units ("Vested PSUs") shall be settled as soon as reasonably practicable following the end of the applicable Performance Period and, in any event, notwithstanding any other provision of this Plan, no payment, whether in cash or Shares, shall be made in respect of the settlement of any Vested PSU on a date that is later than December 31 of the calendar year which is three years following the end of the year (or first of the years) in which the Participant performed the services to which the Award Agreement relates. Unless the Award Agreement specifies otherwise, Vizsla Silver shall settle each Vested PSU then being settled by means of:

(a) a cash payment equal to the FMV on the Vesting Date of a Share;

(b) the issuance of a Share from treasury; or

(c) if more than one Vested PSU is being settled, a combination of cash under (a) and Shares under (b),

24. If a Participant dies while an Employee, Director of, or Consultant to, Vizsla Silver or an Affiliate, then (i) the number of Performance Share Units held by the Participant that have not vested shall be adjusted as set out in the applicable Award Agreement (the "Deemed Awards"); (ii) any Deemed Awards shall vest immediately; (iii) any Performance Share Units held by the Participant that have vested shall be paid to the Participant's estate in accordance with the terms of the Equity Compensation Plan and Award Agreement; and (iv) any settlement or redemption of any Performance Share Units shall occur within one year following the Termination Date.

25. Unless determined otherwise by the Committee, or as may otherwise be set out in a Participant's employment agreement (which shall have paramountcy), where a Participant's employment or term of office or engagement terminates for any reason other than death (whether such termination occurs with or without any or adequate notice or reasonable notice, or with or without any or adequate compensation in lieu of such notice), then (i) any Performance Share Units held by the Participant that have vested before the Termination Date shall be paid to the Participant in accordance with the terms of the Equity Compensation Plan and Award Agreement; (ii) any Performance Share Units held by the Participant that are not yet vested at the Termination Date will be immediately cancelled and forfeited to Vizsla Silver on the Termination Date; and (iii) any settlement or redemption of any Performance Share Units shall occur within one year following the Termination Date.

26. Subject to the provisions of Equity Compensation Plan or the Award Agreement, in the event of a Change of Control, the Committee shall have the discretion to unilaterally determine that all outstanding Awards shall be cancelled upon a Change of Control, and that the value of such Awards, as determined by the Committee in accordance with the terms of the Equity Compensation Plan and the Award Agreements, shall be paid out in cash in an amount based on the Change of Control Price within a reasonable time subsequent to the Change of Control, subject to the approval of the Exchange.

27. Restricted Share Units, Performance Share Units and Deferred Share Units are not Shares and a grant of Restricted Share Units, Performance Share Unit or Deferred Share Unit will not entitle a Participant to any shareholder rights, including, without limitation, voting rights, dividend entitlement or rights on liquidation.

28. Subject to certain exceptions set out in the Equity Compensation Plan, and as otherwise provided by law, or Exchange rules, the Committee or Board may, at any time and from time to time, alter, amend, modify, suspend or terminate the Equity Compensation Plan or any Award in whole or in part without notice to, or approval from, shareholders, including, but not limited to for the purposes of: (i) making any amendments not inconsistent with the Equity Compensation Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board, it may be expedient to make, including amendments that are desirable as a result of changes in law or as a "housekeeping" matter; or (ii) making such changes or corrections which are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

A copy of the Equity Compensation Plan will be available for review at the office of Vizsla Silver, located at Suite 700, 1090 West Georgia Street, Vancouver, British Columbia, during normal business hours up to and including the date of the Meeting.

Equity Compensation Plan Resolution

At the Meeting, the shareholders will be asked to consider and, if deemed appropriate, to pass the following ordinary resolution, with or without variation (the "Omnibus Equity Incentive Compensation Plan Resolution"):

BE IT RESOLVED, as an ordinary resolution of the shareholders of Vizsla Silver, that:

1. The Omnibus Equity Incentive Compensation Plan is authorized, approved, and confirmed.

2. Any one director or officer of Vizsla Silver, signing alone, be authorized to execute and deliver all such documents and instruments and to do such further acts, as may be necessary to give full effect to these resolutions or as may be required to carry out the full intent and meaning thereof.

An ordinary resolution is a resolution passed at the Meeting by a simple majority of the votes cast by shareholders voting Common Shares at the Meeting.

THE BOARD UNANIMOUSLY RECOMMENDS THAT EACH SHAREHOLDER VOTE "FOR" THE OMNIBUS EQUITY INCENTIVE COMPENSATION PLAN RESOLUTION. Unless otherwise indicated, the persons designated as proxyholders in the accompanying Proxy intend to vote the Common Shares represented by such Proxy, properly executed, FOR the Omnibus Equity Incentive Compensation Plan Resolution.

RATIFICATION AND APPROVAL OF SHAREHOLDER RIGHTS PLAN

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to approve, with or without variation, a resolution (the "Rights Plan Resolution") approving the ratification of the shareholders rights plan agreement of the Company dated September 8, 2023 (the "Rights Plan"). The text of the Rights Plan Resolution is set out below.

The Company and Computershare Investor Services Inc. (the "Rights Agent") entered into the Rights Plan on September 8, 2023.

Under the terms of the Rights Plan, its continued existence must be approved by a resolution in which both a majority of the shareholders and a majority of Independent Shareholders vote in favour on or before the date that is six months from the date of the Rights Plan. An "Independent Shareholder" is generally any shareholder other than an "Acquiring Person" (as defined in the Rights Plan) and its associates and affiliates. As of the date of this Information Circular, the Company is not aware of any shareholder that would not be considered an Independent Shareholder.

The Rights Plan allows each shareholder (other than the person that acquires 20% or more of the Common Shares) to continue (with the changes described below) to possess a right (which may only be exercised if a person acquires control of 20% or more of the Common Shares) to acquire additional Common Shares at one-half of the market price at the time of exercise. This significantly dilutes the share position of the person that acquires 20% or more of the Common Shares and practically prevents that person from acquiring control of 20% or greater of the Common Shares unless the Rights Plan has been withdrawn or the buyer makes a Permitted Bid (as discussed below). The two most common approaches that a buyer may take to have a rights plan withdrawn are: (i) to negotiate with the Board to have the Rights Plan waived in accordance with its terms; or (ii) to apply to the applicable securities commission to order the Rights Plan to be ceased traded after a period of time if the Company has not been able to develop alternative transactions. Both of these approaches will give the Board more time and control over any sale process and increase the likelihood of a better offer to the Company's shareholders. See "Objectives of the Rights Plan" below. If the Rights Plan Resolution is not passed, the Rights Plan will become void and of no further force and effect, and the Company will not have any form of shareholder rights plan.

Summary of the Rights Plan and Copy of the Rights Plan

A summary of the key features of the Rights Plan is attached as Appendix "A" hereto. All capitalized terms used in this section of the Information Circular and Appendix "A" have the meaning set forth in the Rights Plan unless otherwise indicated. The Rights Plan is available to any shareholder on request from the Corporate Secretary of the Company. Shareholders wishing to receive a copy of the Rights Plan should contact the Corporate Secretary of the Company by telephone at 1-604-364-2215 or by e-mail at info@vizslasilver.ca.

Objectives of the Rights Plan

The Rights Plan was not adopted in response to or in anticipation of any pending or threatened take-over bid, nor to deter take-over bids generally. As of the date of this Information Circular, the Board was not aware of any third party considering or preparing any proposal to acquire control of the Company. The primary objectives of the Rights Plan are to ensure that, in the context of a bid for control of the Company through an acquisition of the Common Shares, the Board has sufficient time to explore and develop alternatives for maximizing shareholder value, to provide adequate time for competing bids to emerge, to ensure that shareholders have an equal opportunity to participate in such a bid and to give them adequate time to properly assess the bid and lessen the pressure to tender typically encountered by a security holder of an issuer that is subject to a bid. The Rights Plan in no way prohibits a change of control of the Company in a transaction that is fair and in the best interests of all shareholders of the Company. The rights of shareholders to seek a change in the management of the Company or to influence or promote action of management in a particular manner will not be affected by the Rights Plan. The ratification of the Rights Plan does not affect the duty of a director to act honestly and in good faith with a view to the best interests of the Company and its shareholders.

In approving the Rights Plan, the Board considered the following concerns inherent in the existing legislative framework governing take-over bids in Canada:

1. Time. Current legislation permits a take-over bid to expire in 105 days. The Board is of the view that this may not be sufficient time to permit shareholders to consider a take-over bid and to make a reasoned and considered decision. The Rights Plan provides a mechanism whereby and the bid must remain open for a further period of ten Business Days after the Offeror publicly announces that the Common Shares deposited or tendered and not withdrawn constitute more than 50% of the Common Shares outstanding held by Independent Shareholders (generally, shareholders other than the Offeror or Acquiring Person (someone who beneficially owns greater than 20% of the outstanding Common Shares), their Associates and Affiliates, and Persons acting jointly or in concert with the Offeror or Acquiring Person). The Rights Plan is intended to provide shareholders with adequate time to properly evaluate the offer and to provide the Board with sufficient time to explore and develop alternatives for maximizing shareholder value. Those alternatives could include identifying other potential bidders, conducting an orderly auction, or developing a restructuring alternative that could enhance shareholder value.

2. Pressure to Tender. A shareholder may feel pressured to tender to a bid that the shareholder considers to be inadequate out of a concern that failing to tender may result in the shareholder being left with illiquid or minority discounted securities in the Company. This is particularly so in the case of a partial bid for less than all securities of a class, where the bidder wishes to obtain a control position but does not wish to acquire all of the Common Shares. The Rights Plan provides a mechanism in the Permitted Bid provision that is intended to ensure that a shareholder may remove the uncertainty as to whether a majority of shareholders will support a takeover bid from the decision to tender to the take-over bid by requiring that a take-over bid remain open for acceptance for a further 10 Business Days following public announcement that more than 50% of the Common Shares held by Independent Shareholders have been deposited and not withdrawn as at the initial date of take-up or payment by the buyer. This mechanism therefore will lessen any undue pressure to tender that an Independent Shareholder may encounter as the result of a bid for the Common Shares.

3. Unequal Treatment. While existing securities legislation has substantially addressed many concerns of unequal treatment, there remains the possibility that control of the Company may be acquired pursuant to a private agreement in which a small group of security holders dispose of their securities at a premium to market price which premium is not shared with other security holders. In addition, a person may slowly accumulate securities through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all security holders. The Rights Plan addresses these concerns by applying to all acquisitions of greater than 20% of the Common Shares, to better ensure that shareholders receive equal treatment.

General Impact of the Rights Plan

It is not the intention of the Board, in approving the Rights Plan, to secure the continuance of existing directors or management in office, nor to avoid a bid for control of the Company in a transaction that is fair and in the best interests of shareholders. For example, through the Permitted Bid mechanism, described in more detail in the summary contained in Appendix "A" hereto, shareholders may tender to a bid that meets the Permitted Bid criteria without triggering the Rights Plan, regardless of the acceptability of the bid to the Board. Furthermore, even in the context of a bid that does not meet the Permitted Bid criteria, the Board will continue to be bound to consider fully and fairly any bid for the Common Shares in any exercise of its discretion to waive application of the Rights Plan in accordance with the requirements of the Rights Plan. In all such circumstances, the Board must act honestly and in good faith with a view to the best interests of the Company and its shareholders.

The Rights Plan does not preclude any shareholder from utilizing the proxy mechanism under the Business Corporations Act (British Columbia) and securities laws to promote a change in the management or direction of the Company, or its Board, and has no effect on the rights of holders of outstanding Common Shares to requisition a meeting of shareholders in accordance with the provisions of applicable corporate and securities legislation, or to enter into agreements with respect to voting their Common Shares. The definitions of "Acquiring Person" and "Beneficial Ownership" have been developed to minimize concerns that the Rights Plan may be inadvertently triggered or triggered as a result of an overly broad aggregation of holdings of institutional shareholders and their clients.

The Rights Plan will not interfere with the day-to-day operations of the Company. The issuance of the Rights does not in any way alter the financial condition of the Company, impede its business plans, or alter its financial statements.

In summary, the Board believes that the dominant effect of the Rights Plan will be to enhance shareholder value and ensure equal treatment of all shareholders in the context of an acquisition of control.

Vote Required

Shareholder approval of the Rights Plan is not required by law but is required by applicable stock exchange rules. The Rights Plan remains subject to approval by the TSXV and subject to shareholder approval. The Rights Plan Resolution must be approved by each of a simple majority of 50% plus one vote of: (i) the votes cast by all holders of Common Shares; and (ii) the votes cast by the Independent Shareholders at the Meeting.

Based on current information, all Shareholders are considered Independent Shareholders under the Rights Plan and only one vote will be required but both votes will be held if required. If the Rights Plan Resolution is passed at the Meeting, then the Rights Plan will renew effective as of the date the Rights Plan Resolution is passed. If the Rights Plan Resolution is not passed at the Meeting, the Rights Plan will expire.

Shareholder Rights Plan Resolution

BE IT RESOLVED THAT:

1. The shareholder rights plan of the Company and the Shareholder Rights Plan Agreement between the Company and Computershare Investor Services Inc. (the "Rights Agent") dated September 8, 2023 (the "Rights Plan") be ratified and approved; and

2. Any director or officer of the Company is hereby authorized to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to the above resolution."

Recommendation of the Board of Directors

The Board has reviewed the Rights Plan for conformity with current practices of Canadian issuers with respect to shareholder rights plan design. Based on its review, the Board has determined that it is advisable and in the best interests of the Company and its shareholders that the Company have in place a shareholder rights plan in the form of the Rights Plan. Accordingly, the Board unanimously recommends a vote "for" the adoption of the Rights Plan.

Effective September 8, 2023, the Board resolved to adopt the Rights Plan, subject to regulatory approval and approval by both the Shareholders and the Independent Shareholders at the Meeting. In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the Rights Plan Resolution.

The Board reserves the right to alter any terms of or not proceed with the Rights Plan at any time prior to the Meeting if the Board determines that it would be in the best interests of the Company and the Shareholders to do so, in light of subsequent developments.

STATEMENT OF EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers" or "NEOs") as follows:

a) a Chief Executive Officer ("CEO");

b) a Chief Financial Officer ("CFO");

c) a Chief Operating Officer ("COO");

d) each of the three most highly compensated executive officers of the company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO, CFO and COO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

e) each individual who would be an NEO but for the fact that the individual was neither an executive officer of the company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

In respect of the Company's year ended April 30, 2023, the Company is naming six NEOs.

Name	Position
Michael Konnert	President, CEO and Director
Mahesh Liyanage	CFO
Martin Dupuis	COO
Michael Pettingell	VP, Business Development and Strategy
Jesus Velador	VP, Exploration

Compensation Governance

The Company has a fully-independent Compensation Committee comprised of three members (Simon Cmrlec - Chair, Harry Pokrandt, and David Cobbold). All Compensation Committee members are current or former directors and officers of various publicly traded companies during the course of which they have reviewed and analyzed compensation levels and structures for both the Company's board of directors ("Board") and management. This provides them with the necessary experience to enable them to make decisions on the suitability of the Company's compensation practices and policies during the most recent fiscal year.

The Compensation Committee main duties and responsibilities are to review and approve compensation packages for senior executive officers, review the corporate goals and objectives relevant to senior executive officers and evaluate the performance of senior executive officers. Complete details of the Compensation Committee's duties and responsibilities can be read in the Compensation Committee Charter located on the corporate governance page of our website.

Executive Compensation Philosophy & Objectives

The goal of the executive compensation philosophy at Vizsla Silver is to attract, motivate, retain, and reward a knowledgeable and driven management team and to encourage them to attain and exceed performance expectations.

Vizsla Silver's compensation practices are based on a pay-for-performance philosophy in which assessment of performance is based on the company's financial and operational performance as well as individual contributions.

The compensation program is designed to reward each executive based on corporate and individual performance and is also designed to incent such executives to drive the organization's growth in a sustainable and prudent way.

The following key principles guide the Company's overall compensation philosophy:

• Attract, retain, motivate, and engage high caliber talent whose expertise, skills and performance are critical to the Company's success;

• Align employee interests with the business objectives of the Company;

• Focus employees on the key business factors that will drive shareholder value;

• Align compensation with Vizsla Silver's corporate strategy and financial interests as well as the long-term interests of Vizsla Silver shareholders; and

• Compensation should be fair and reasonable to shareholders and be set with reference to the local market and similar positions in comparable companies.

Since 2021, the Company, through the Compensation Committee, has engaged Global Governance Advisors ("GGA"), a leading independent compensation advisor with significant global executive and director compensation experience, to evaluate and provide recommendations on formalizing Vizsla's executive and director compensation programs to ensure competitiveness against a defined "Peer Group" (as detailed below) and within the overall mining marketplace. This included the analysis and development of the Company's Peer Group and evaluation of total direct compensation (Base Salary plus Short-Term Incentive and Long-Term Incentive) levels along with Short and Long- Term Incentive design practices relative to the competitive market. The Company's Peer Group will be reviewed periodically to generally ensure it remains aligned with the current size and scope of the Company's operations and is based on companies that generally meet the following criteria:

• Companies with a similar Market Cap range between 0.25x and 4x the size of Vizsla;

• Companies operating within the same industry segment as Vizsla (i.e., Silver, Gold, or other precious metals);

• Companies who are in the exploration and/or construction phase looking to secure additional financing;

• Companies with a similar business strategy and scope of operations to Vizsla; and

• Publicly traded companies on major Canadian exchanges.

The Company's current Peer Group consists of the following companies:

Company Peer Group
AbraSilver Resource Corp.	Bear Creek Mining Corp.	GoGold Resources Inc.	Prime Mining Corp.
Americas Gold and Silver Corporation	Bluestone Resources Inc.	New Pacific Metals Corp.	Probe Metals Inc.
Ascot Resources Ltd.	Discovery Silver Corp.	Orezon Gold Corp.	Silvercrest Metals Inc.
Aya Gold & Silver Inc.	Foran Mining Corp.	Perpetua Resources Corp.	Skeena Resources Ltd.

The companies, Alexco Resource Corp., Anaconda Mining Inc., Aurcana Silver Corp., Great Panther Mining Ltd., and Integra Resources Corp., were removed from the 2023 peer group either due to the size of the organization no longer being relevant or due to their having been acquired and the companies, AbraSilver Resource Corp. Aya Gold & Silver Inc., Bear Creek Mining Corp., Foran Mining Corp., New Pacific Metals Corp., and Orezone Gold Corp. were added to the 2023 peer group.

The Compensation Committee is required to pre-approve any compensation related engagements by GGA. Although management of the Company may work with GGA on compensation specifics, GGA reports directly to the Compensation Committee in all engagements undertaken. The Company incurred the following fees for GGA's work over the past two years:

	FY Ended April 30, 2023	FY Ended April 30, 2022
Executive Compensation-Related Fees	$41,526	$35,394
All Other Fees	-	-
TOTAL	$41,526	$35,394

The compensation program is designed to reward each executive based on corporate and individual performance and is also designed to incent such executives to drive the organization's growth in a sustainable and prudent way.

Executive Compensation

Elements of Executive Compensation Program

During the fiscal year ended April 30, 2023, the Company's executive compensation program was comprised of four (4) components:

a. Base Salary;

b. Performance Bonuses (Short-Term Incentive);

c. Long-Term Incentive (Stock Options & Restricted Share Units); and

d. Employee Benefits.

Compensation Component	Description	Form of Compensation
Base salary or consulting fee	This is an annual fixed fee paid to each individual. The criteria for determining the amount are based on, first and foremost, attracting and retaining highly talented and experienced individuals. The second is based on the market for similar jobs in similar locations and thirdly, the experience and skills and responsibility of each individual is considered.	Fixed (Paid in Cash)
Performance Bonuses	Bonuses are a variable component of compensation and are designed to award NEO's for maximizing performance against corporate and individual objectives. Bonus opportunity levels will vary by employee level, role and responsibilities and be reflective of market practice for similar roles at organizations of a similar size, scope, and complexity. The bonus is reflective of each individual's performance and determined by the Compensation Committee and approved by the Board with payouts typically made in cash on annual basis.	Variable (Paid in Cash)
Long-Term Incentive - LTIP (Stock Options & Restricted Share Units)

Long-Term Incentive is a variable component of compensation and links pay to the longer-term performance of Company shares. LTIP is intended to be granted annually with the ability realize long-term value when superior share price performance is achieved for the Company's shareholders. LTIP grant levels will vary by employee level, role and responsibilities and be reflective of market practice for similar roles at organizations of a similar size, scope, and complexity.

Stock Options are granted to executives to reward and incentivize them to continue to achieve success and create shareholder value for the Company as they only are of value if the Company's underlying share price appreciates above the exercise price they are granted at. When stock options are granted, they have an expiry term of no more than five years with vesting terms typically of two years or more.

Restricted Share Units ("RSUs") are also granted to executives to reward and incentivize them to continue to achieve success and create shareholder value for the Company. The RSUs start to vest after one year and fully vest over a period of three years.

Variable (Settled in Equity)
Employee Benefits

Participation in the Company's employee group benefits plans is provided to each executive, where needed, but excludes any formal pension plan. The primary purposes of providing benefits to executives is to attract and retain the talent required to operate and manage the Company.

Overall, employee benefits are designed to not make-up a large portion of an executive's total compensation package but be competitive overall with equivalent positions in the mining industry of similar size and scope.

Fixed (Settled as part of payroll)

Base Salary

In determining the annual base salary, the Board, with the recommendation of the Compensation Committee, considered the following factors:

• Current competitive market and economic conditions;

• Compensation levels within the peer group;

• Company performance as compared with the peer group; and

• Particular skills of each NEO, such as leadership ability, management effectiveness, experience, technical skill and knowledge, responsibility and proven or expected performance of the particular individual.

The annual base salaries for NEOS were as follows:

Named Executive Officer and Position	2023 Base Salary	2022 Base Salary	% Change Year-over- Year [1]
Michael Konnert, President, CEO & Director	$350,000	$350,000	0.00%
Mahesh Liyanage, CFO	$220,000	$220,000	0.00%
Martin Dupuis, COO [2]	$250,000	$250,000	0.00%
Michael Pettingell, SVP Business Development and Strategy [3]	$195,000	$180,000	8.33%
Jesus Velador, VP, Exploration [4]	$227,500	$227,500	0.00%

1 Year-over-year change reflects the underlying peer group salary data for comparable roles, the material increase of the Company's market capitalization, the desire to retain the team responsible for the operational advances that were largely responsible for the increase in the Company's market capitalization, as well as to reflect the significant achievements in advancing the Panuco-Copala Project between 2022 and 2023.

2 Martin Dupuis was Vice President of Technical Services from January 28, 2021, to May 4, 2021. He became a COO on May 5, 2022.

3 Michael Pettingell was appointed Vice President of Business Development and Strategy on July 27, 2021. He was not a Vizsla Silver NEO in fiscal 2021. He became Senior Vice President of Business Development and Strategy on January 27, 2023.

4 Jesus Velador was appointed VP, Exploration May 5, 2022.

Performance Bonuses

The performance bonuses are payable in cash, and the amount payable is based on the Compensation Committee's assessment of performance against pre-established objectives and targets. While the objectives are largely tied to Company results, the specific metrics and performance expectations are tailored to each executive to ensure an appropriate line-of-sight between the results achieved and the performance bonus payout earned.

The table below summarizes the performance bonus as a percentage of the base salary established by the Compensation Committee after May 1st of every year. The bonuses are arrived at based on the overall performance of the Company, the individual's performance, the increase of the market capitalization, the success of the drilling programs and the significant achievements in advancing the Panuco-Copala Project between 2022 and 2023.

Named Executive Officer and Position	Actual Performance Bonus (% of Base Salary)	Actual Performance Bonus ($)
Michael Konnert, President, CEO & Director	85.71%	$300,000
Mahesh Liyanage, CFO	68.18%	$150,000
Martin Dupuis, COO	84.20%	$210,500
Michael Pettingell, SVP Business Development and Strategy	76.92%	$150,000
Jesus Velador, VP, Exploration	33.04%	$75,000

Long-Term Incentives

The Company has been providing for equity participation in the Company through its Omnibus Equity Incentive Plan (the "Equity Plan") which was adopted by the Board on September 7, 2022, and approved by Shareholders on December 8, 2022. The Equity Plan replaced the existing Stock Option Plan that was in place since 2018. The Equity Plan includes a rolling 10% stock option plan to issue stock options ("Stock Options") and a fixed 8% other equity plan. Other equity available to issue are Restricted Share Units ("RSUs"), Performance Share Units ("PSUs") and Deferred Share Units ("DSUs") (together "Awards"). The Equity Plan can be found on the Company's Corporate Governance page on the website or under the Company's profile on SEDAR+ or EDGAR.

The purpose of the Equity Plan is to incentivize officers, directors, employees, consultants, and advisors of the Company to achieve objectives of the Company and to attract, motivate and retain the critical employees to drive the business success of the Company.

There have been no changes to the Plan since it was adopted by the Board. There are currently 19,726,972 stock options outstanding under the Plan representing 9.48 % of the current outstanding Common Shares and 1,123,263 RSUs outstanding under the Plan representing 0.54% of the current outstanding Common Shares.

Terms of the Omnibus Equity Incentive Compensation Plan

The Equity Plan is a "rolling up to 10% and fixed up to 8%" Security Based Compensation Plan, as defined in Policy 4.4 - Security Based Compensation of the TSXV. The Equity Plan is a: (a) "rolling" plan pursuant to which the number of Shares that are issuable pursuant to the exercise of Options granted hereunder, and under the Prior Stock Option Plan, shall not exceed 10% of the Issued Shares of the Company as at the date of any Stock Option grant, and (b) "fixed" plan under which the number of Shares of the Company that are issuable pursuant to all Awards other than Stock Options granted hereunder and under any other Security Based Compensation Plan of the Company, in aggregate is a maximum of 8% of the Issued Shares of the Company which is 154,875,802 issued shares, therefore a total of up to 12,390,000 may be issued under the 8% fixed plan.

Unless the Company has obtained the requisite disinterested shareholder approval, the maximum aggregate number of Shares of the Company that are issuable pursuant to all Stock Options and Awards granted or issued in any 12- month period to any one Person must not exceed 5% of the Issued Shares of the Company, calculated as at the date any Stock Option or Award is granted or issued to the Person.

The Equity Plan is subject to the following provisions:

• the Equity Plan is administered by the Compensation Committee and Board;

• Stock Options or Awards shall not entitle a participant to any shareholder rights (including, without limitation, voting rights, dividend entitlement or rights on liquidation) until such time as underlying Shares are issued to such Participant; other than an accrual of Dividend Equivalents accepted by the Exchange;

• all Stock Options and Awards are non-assignable and non-transferable;

• the maximum aggregate number of Shares of the Company that are issuable pursuant to all Stock Options or Awards granted or issued in any 12-month period to any one Consultant shall not exceed 2% of the Issued Shares of the Company, calculated as at the date any Stock Option or Award is granted or issued to the Consultant;

• Investor Relations Service Providers can only receive Stock Options and cannot receive RSUs, DSUs or PSUs;

• if a participant's heirs or administrators are entitled to any portion of an outstanding Stock Option or Award, the period in which they can make such claim shall not exceed one year from the participant's death; and

• any Stock Option or Award granted or issued to any participant who is a Director, Officer, Employee, Consultant or Management Company Employee shall expire in accordance with the provisions of the Equity Plan, but in any event, within a reasonable period, not exceeding 12 months, following the date the participant ceases to be an eligible participant under the Equity Plan.

Additional Terms for Stock Options

The Stock Option Price for each grant of a Stock Option under this Equity Plan shall be determined by the Compensation Committee and shall be specified in the Award Agreement. The minimum exercise price of an Option shall not be less than the Discounted Market Price (as defined in the policies of the TSXV), provided that, if the Company does not issue a news release to announce the grant and the exercise price of a Stock Option, the Discounted Market Price is the last closing price of the Shares before the date of grant of the Stock Option less the applicable discount. A minimum exercise price cannot be established unless the Options are allocated to particular Persons.

The following provisions apply to all Stock Option grants:

• Stock Options can be exercisable for a maximum of 10 years from the date of grant;

• the maximum aggregate number of Shares of the Company that are issuable pursuant to all Stock Options granted in any 12-month period to all Investor Relations Service Providers in aggregate shall not exceed 2% of the Issued Shares of the Company, calculated as at the date any Stock Option is granted to any such Investor Relations Service Provider; and

• disinterested Shareholder approval shall be obtained for any reduction in the exercise price of a Stock Option, or the extension of the term of a Stock Option, if the participant is an Insider of the Company at the time of the proposed amendment.

Additional Terms for RSUs

The Compensation Committee, at any time and from time to time, may grant RSUs to participants in such amounts and upon such terms as the Compensation Committee shall determine.

When and if RSUs become vested, such RSUs ("Vested RSUs") shall be settled as soon as reasonably practicable following the vesting Date and, in any event, notwithstanding any other provision of the Equity Plan, no payment, whether in cash or Shares, shall be made in respect of the settlement of any Vested RSU on a date that is later than December 31 of the calendar year which is three years following the end of the year (or first of the years) in which the participant performed the services to which the award agreement relates. Unless the award agreement specifies otherwise, the Company shall settle each Vested RSU then being settled by means of either a cash payment equal to the FMV on the Vesting Date of a Share or the issuance of a Share from treasury or a combination of both subject to any tax withholding obligations.

Additional Terms for DSUs

The Compensation Committee, at any time and from time to time, may; (i) designate participants who may receive DSUs under the Equity Plan, (ii) fix the number of DSUs, if any, which may be granted to a particular participant, and (iii) determine any other terms and conditions applicable to the grant of DSUs.

The Committee shall only designate participants who are directors, officers or employees of the Company or a corporation related to the Company and as soon as reasonably practicable after designating a participant as eligible to receive DSUs, the Compensation Committee shall provide such designated participant notice in writing of the designation.

At least ten (10) days prior to the commencement of a particular year, a designated participant may enter into an agreement (a "DSU Agreement") with the Company in respect of such upcoming year to cause the participant to receive a portion of their cash remuneration payable for services to be provided during the particular year in the form of DSUs.

A DSU Agreement made with the Company in respect to a particular year is irrevocable, except if a designated participant has entered into a prior DSU Agreement in respect of an upcoming year (which has not yet commenced) and the designated participant and the Company enter into a subsequent DSU Agreement in respect of the upcoming year in the form, in which case, the prior DSU Agreement shall be rescinded in respect of the upcoming year (or years) only and such upcoming year (or years) shall instead be subject to the subsequent DSU Agreement.

DSUs elected to be received by a designated participant shall be credited as of the applicable conversion Date. The number of DSUs (including fractional DSUs) to be credited to a designated participant shall be determined by dividing the relevant portion of that designated participant's cash remuneration for the applicable period to be satisfied by DSUs by the Fair Market Value of a Share on the particular Conversion Date.

No amount may be received in respect of a DSU until after the termination date of the participant. "Termination Date" means the earliest to occur of the following dates (each a "Termination Event"):

a. the date of the Participant's death;

b. the date on which a Participant ceases to hold any position as a director, officer or Employee with the Corporation or any related entity, and, for greater certainty, shall not be before the time of the Participant's retirement from, or loss of, such office or employment with the Corporation or any related entity under applicable law.

Termination Event for Cause - If the Termination Date of a participant occurs as a result of a termination of a participant for Cause, all outstanding DSUs, whether vested or not vested, shall be forfeited, and cancelled immediately, and the participant shall have no entitlement to receive any payment in respect of such forfeited DSUs, by way of damages, pay in lieu of notice or otherwise.

Termination Event otherwise than for Cause - If the Termination Date of a participant occurs as a result of the death of a participant, all DSUs at such time that have not yet vested shall be deemed to vest in the moment immediately prior to the participant's death. As soon as reasonably practicable after the Termination Date of a participant for a reason other than Cause, or as the participant may elect, and in any event, no later than December 15 of the first calendar year commencing after the Termination Date the Company shall redeem and fully settle each DSU in respect of which all vesting and other conditions to redemption and settlement have been met, deemed to have been met or waived by the Compensation Committee on or before the Termination Date (such settlement date being a "Redemption Date").

If the Termination Date of a participant occurs for a reason other than Cause after the Termination Date, the participant (or their estate) may elect up to three separate Redemption Dates as of which either a portion (specified in whole percentages) or all of the value of the participant's DSUs shall be redeemed and settled, by filing with the Company, following such participant's Termination Date, in the form and manner specified by the Compensation Committee up to three irrevocable written elections, provided that the elected Redemption Dates are no later than December 15 of the first calendar year commencing after the participant's Termination Date.

Additional Terms for PSUs

The Compensation Committee, at any time and from time to time, may grant PSUs to participants in such amounts and upon such terms as the Compensation Committee shall determine, provided that, no PSUs shall vest earlier than one year after the date of grant or later than three years after the date of grant, except that the Compensation Committee may in its sole discretion accelerate the vesting who dies or who ceases to be an eligible participant under the plan in connection with a Change of Control.

Each PSU shall give the participant the right to receive a Share or a cash payment in an amount equal to the FMV of a Share at the end of the applicable Performance Period, subject to the terms, vesting criteria and Performance Goals of the relevant PSU as established by the Compensation Committee and set forth in the Award Agreement. The Compensation Committee shall have the sole discretion to decide whether a PSUs are settled in cash, Shares, or a combination thereof.

If PSUs become vested and the applicable Performance Goals have been met on or before the end of the Performance Period, such Performance Share Units ("Vested PSUs") shall be settled as soon as reasonably practicable following the end of the applicable Performance Period and no payment, whether in cash or Shares, shall be made in respect of the settlement of any Vested PSU on a date that is later than December 31 of the calendar year which is three years following the end of the year (or first of the years) in which the participant performed the services to which the award agreement relates. Unless the award agreement specifies otherwise, the Company shall settle each Vested PSU then being settled by means of a cash payment equal to the FMV on the Vesting Date of a Share or the issuance of a Share from treasury or a combination of cash and Shares as determined by the Compensation Committee at its sole discretion and subject to any tax withholding.

If a participant dies while an Employee, Director of, or Consultant to, the Company, the number of PSUs held by the participant that have not vested shall be adjusted as set out in the applicable award agreement. Any Deemed Awards shall be deemed to vest in the moment immediately prior to the death of the participant. The Performance Period in respect of any Performance Share Units held by the Participant that have vested at the time of shall be deemed to end immediately upon the Death of the Participant and shall be paid to the participant's estate in accordance with the award agreement and any settlement or redemption of any PSUs shall occur within one year following the Termination Date. Such participant's eligibility to receive further grants of PSUs under the Equity Plan ceases as of the Termination Date.

Termination other than Death - Unless determined otherwise by the Compensation Committee, or as may otherwise be set out in a participant's employment agreement, where a participant's employment or term of office or engagement terminates for any reason other than death (whether such termination occurs with or without any or adequate notice or reasonable notice, or with or without any or adequate compensation in lieu of such notice), then the Performance Period in respect of any PSUs held by the participant that have vested before the Termination Date shall be deemed to end immediately upon the Termination Date of the participant and shall be paid to the participant in accordance with the terms of the Equity Plan and award agreement, and any PSUs held by the participant that are not yet vested at the Termination Date will be immediately cancelled and forfeited to the Company on the Termination Date. The eligibility of a participant to receive further grants under the Equity Plan ceases as of the date that the Company provides notice, and any PSUs shall occur within one year following the Termination Date.

Long-Term Incentive Grants in Fiscal Year Ended April 30, 2023

The following table outlines each of the equity incentive grants made to NEOs in 2023. These grants were arrived at based on the overall performance of the Company, the individual's performance, the increase of the market capitalization, the success of the drilling programs and the significant achievements in advancing the Panuco-Copala Project between 2022 and 2023.

Named Executive Officer and Position		Stock Options (Options)		Restricted Share Units (RSU's)
	Date of Grant	Number of Options Granted	Exercise Price	Date of Grant	Number of RSUs Granted	Price of RSUs
Michael Konnert President, CEO & Director	10-Feb-2023[1]	500,000	$1.60	10-Feb-2023[3]	159,091	$1.60
Mahesh Liyanage CFO	10-Feb-2023[1]	325,000	$1.60	10-Feb-2023[3]	46,667	$1.60
Martin Dupuis COO	02-Jun-2022[2] 10-Feb-2023[1]	75,000 325,000	$1.74 $1.60	10-Feb-2023[3]	121,212	$1.60
Michael Pettingell SVP Business Development and Strategy	02-Jun-2022[2] 10-Feb-2023[1]	50,000 325,000	$1.74 $1.60	10-Feb-2023[3]	74,848	$1.60
Jesus Velador VP, Exploration	02-Jun-2022[2] 10-Feb-2023[1]	200,000 125,000	$1.74 $1.60	10-Feb-2023[3]	110,985	$1.60

1 These options will expire February 10, 2028, and vest over 24 months.

2 These options will expire June 2, 2027, and vest over 24 months.

3 These RSUs vest over 36 months with the first vesting to occur after 12 months from date of grant.

The Board has adopted a Timely Disclosure, Confidentiality & Insider Trading Policy which includes the prohibition of hedging and derivative trading for members of the Board and senior management of the Company. During 2023, no NEO or Director, directly or indirectly, purchased any financial instruments or employed a strategy to hedge or offset a decrease in market value of equity securities granted as compensation or held.

The Compensation Committee considered the implications of the risks associated with the Company's compensation policies and practices and concluded that, given the nature of the Company's business and the role of the Compensation Committee in overseeing the Company's executive compensation practices, the compensation policies and practices do not serve to encourage any Named Executive Officer to take inappropriate or excessive risks, and no risks were identified arising from the Company's compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

Performance Graph

The following graph compares the Company's cumulative total Shareholder return ("TSR") over the five most recently completed financial years ending April 30, 2023. It portrays the five-year growth of $100 invested in the common shares of Vizsla from October 4, 2018, to April 30, 2023, compared to $100 invested in the S&P/TSX Composite Total Return Index, and S&P/TSX Global Mining Index for the same period.

Performance Graph
2000
1800
1600
1400
1200
1000
800
600
400
200
0
Oct-18
Apr-19
Oct-19
Apr-20
Oct-20
Apr-21
Oct-21
Apr-22
Oct-22
Apr-23
Vizsla TSR
S&P/TSX Global Mining Index
S&P/TSX Composite Total Return Index
TSX Venture Composite Index

Date	TSR	S&P/TSX Global Mining Index	S&P/TSX Composite Total Return Index	TSX Venture Composite Index
Oct-2018	100	100	100	100
Apr-2019	93	111	106	87
Oct-2019	260	114	107	77
Apr-2020	280	122	97	67
Oct-2020	927	140	104	97
Apr-2021	1,247	161	130	136
Oct-2021	1,727	146	144	135
Apr-2022	1,373	174	144	116
Oct-2022	1,047	137	137	85
Apr-2023	1,300	171	148	87

From the time that the Company was listed on the TSXV on September 26, 2017, Vizsla's share price increased 1,300% outperforming the S&P/TSX Global Mining Index, and the S&P/TSX Composite Total Return Index. This exceptional share-price performance demonstrates the strategic value and commitment by the Executives in creating long-term shareholder value while advancing the Panuco-Copala Project in an optimal manner.

The Company's executive compensation is based on several factors including, but not limited to, the demand for and supply of skilled professionals in the resource industry generally, individual performance, the Company's performance, and other factors. The trading price of the common shares on the TSXV and the NYSE is subject to fluctuation based on several factors, many of which are beyond the control of the Company and its Executives. These include, among other things, market perception of the Company's ability to achieve planned growth or results, trading volume in the Company's common shares, and changes in general conditions in the economy and financial markets. That being said, a significant portion of the NEO's total compensation has been tied to equity-based awards through stock options which are considered at-risk and long-term performance-based. It also means that the compensation realized by NEOs is greatly tied to the performance of Vizsla shares for Company shareholders.

Summary Compensation Table for NEOs

The following table is a summary of compensation paid to the Named Executive Officers in respect of the Company's financial years ended April 30, 2023, 2022 and 2021.

Name and Position	Year	Salary, consulting fee, retainer, or commission ($)	Bonus [8] ($)	Share based awards [9] ($)	Pension value ($)	Option based awards [7] ($)	Value of all other compensation ($)	Total compensation ($)
Michael Konnert[1] President, CEO & Director	2023	350,000	300,000	33,650	-	610,650	-	1,294,300
	2022	350,000	350,000	-	-	2,880,117	-	3,580,117
	2021	336,667	350,000	-	-	363,935	-	1,050,602
Mahesh Liyanage[2] CFO	2023	219,996	150,000	9,871	-	396,923	-	776,789
	2022	131,500	127,500	-	-	966,300	-	1,225,300
	2021	48,750	10,700	-	-	133,581	-	193,031
Martin Dupuis[3] COO	2023	250,000	210,500	25,638	-	506,858	-	992,996
	2022	211,000	158,400	-	-	600,070	-	969,470
	2021	122,850	7,000	-	-	60,646	-	190,496
Charles Funk[4] Director (Former VP of Exploration)	2023	13,038	N/A	N/A	N/A	N/A	N/A	N/A
	2022	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2021	116,580	250,000	-	-	74,672	-	501,898
Michael Pettingell[5] SVP Business Development and Strategy	2023	191,250	150,000	15,831	-	470,213	-	827,294
	2022	180,123	100,800	-	-	490,310	-	771,233
	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Jesus Velador[6] VP, Exploration	2023	283,441	75,000	23,475	-	445,823	17,000	844,738
	2022	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A

1 Michael Konnert was appointed President and CEO and elected as a Director on September 26, 2017, the date of Incorporation. He receives no form of Director compensation given his role as an officer of the Company.

2 Mahesh Liyanage was appointed CFO on December 1, 2020.

3 Martin Dupuis was appointed VP of Technical Services on January 28, 2021, and promoted to COO on May 5, 2022.

4 Charles Funk was appointed VP of Exploration on June 19, 2019, and resigned on January 28, 2021. He was then elected as a director on January 28, 2021. The compensation reflected in this table relates only to his former role as VP Exploration and excludes any compensation paid to him in his role as a director following January 28, 2021. His compensation relating to his role as a director can be found in the Summary Compensation Table for Directors.

5 Michael Pettingell is not considered a NEO but earned more than $150,000 during the year ended April 30, 2023. He was appointed VP of Business Development and Strategy on July 27, 2021, and was promoted to SVP of Business Development and Strategy on January 27, 2023.

6 Jesus Velador is not considered a NEO but earned more than $150,000 during the year ended April 30, 2023. He was appointed VP Exploration on May 5, 2022.

7 Option-based awards are valued using the Black-Scholes option pricing model, which is in accordance with IFRS, for consistency with the accounting valuation. For option-based awards, the fair value of the of the awards at the grant date reflects the number of options awarded multiplied by the accounting fair value price.

The 2022 option award included the incremental share-based compensation amount recognized from the Arrangement with Vizsla Copper on September 20, 2021. The Black-Scholes value is calculated as part of a requirement by IFRS to fair value the options at the time of the grant. It is not the determining factor when granting stock options. The stock options are granted based on the performance and retention of key individuals.

	2023	2022	2021
Exercise price	$1.60 to $1.74	$2.22 to $2.25	$0.76 to $1.44
Risk free rate	2.89% to 3.31%	0.79% to 1.65%	0.32% to 0.58%
Volatility estimate	101.32%	100% to 104%	93.7% to 103.9%
Expected life	5 years	5 years	5 years
Dividend rate	-	-	-
Per option value	$1.22 to $1.47	$1.67 to $1.86	$1.30 to $2.08

8 For Non-Equity incentive plans described, the Company only provided Annual incentive plans in the forms of cash bonuses. The Company did not have any Long-term non-equity compensation.

9 Share Based Awards displays the fair value, recognized on April 30, 2023, of the RSU's that were awarded in February 2023.

Outstanding Share-Based Awards and Option-Based Awards

The following table displays all awards outstanding for each NEO at the end of April 30, 2023.

Name	Option-Based Awards				Share-Based Awards
	# of securities underlying unexercised options	Option exercise price	Option expiry date	Value of unexercised in- the-money options [1]	# of shares or units that have not vested	Market or payout value of share- based awards that have not vested [2]	Market or payout value of vested share- based awards not paid out or distributed
Michael Konnert	450,000	$0.66	30-Dec-2024	$580,500	-	-	-
President, CEO &	450,000	$0.76	29-Jun-2025	$535,500	-	-	-
Director	350,000	$2.07	6-Aug-2025	-	-	-	-
	323,000	$1.44	17-Feb-2026	$164,730	-	-	-
	1,000,000	$2.22	22-Jun-2026	-	-	-	-
	500,000	$2.25	24-Sep-2026	-	-	-	-
	500,000	$1.60	10-Feb-2028	$175,000	159,091	$262,500	-
Mahesh Liyanage	100,000	$1.40	1-Dec-2025	$41,250	-	-	-
CFO	200,000	$1.44	17-Feb-2026	$102,000	-	-	-
	225,000	$2.22	22-Jun-2026	-	-	-	-
	240,000	$2.25	24-Sep-2026	-	-	-	-
	325,000	$1.60	10-Feb-2028	$22,750	46,667	$77,001	-
Martin Dupuis	75,000	$1.69	27-Aug-2025	$19,500	-	-	-
COO	140,000	$1.44	17-Feb-2026	$71,400	-	-	-
	185,000	$2.22	22-Jun-2026	-	-	-	-
	120,000	$2.25	24-Sep-2026	-	-	-	-
	75,000	$1.74	02-Jun-2027	$6,300	-	-	-
	325,000	$1.60	10-Feb-2028	$22,750	121,212	$200,000	-
Michael Pettingell	220,000	$2.34	12-Jul-2026	-	-	-	-
SVP Business	120,000	$2.25	24-Sep-2026	-	-	-	-
Development and	50,000	$1.74	02-Jun-2027	$4,200	-	-	-
Strategy	325,000	$1.60	10-Feb-2028	$22,750	74,848	$123,499	-
Jesus Velador	200,000	$1.74	02-Jun-2027	$16,800	-	-	-
VP, Exploration	125,000	$1.60	10-Feb-2028	$8,750	110,985	$183,125	-

1 Represents the difference between the market value of the Common Shares underlying the options on April 30, 2023 (based on $1.95 closing price of the Common Shares on the TSX-V on that date).

2 Represents the price of $1.65 per RSU used at the time of the grant.

Value Vested or Earned During the Year Ended April 30, 2023

Name	Option-Based Awards - Value vested during the year[1]	Share-Based Awards - Value vested during the year	Non-Equity Incentive Plan Compensation - Value earned during the year
Michael Konnert President, CEO & Director	$8,883	-	-
Mahesh Liyanage CFO	$10,500	-	-
Martin Dupuis COO	$6,250	-	-
Michael Pettingell SVP Business Development and Strategy	$1,600	-	-
Jesus Velador VP, Exploration	$6,400	-	-

1 Represents the dollar value, by which the value of Common Shares exceeded the exercise price on the day the options vested, that would have been realized if the options had been exercised on the vesting date based on the closing price of the Common Shares on the TSXV less the exercise price of the options.

No stock options were exercised during the year ended April 30, 2023.

Termination and Change of Control Benefits

In the event that any NEO is terminated for cause, they are not entitled to any additional payments.

In the event that any NEO is terminated by Vizsla without cause, the executive resigns with Good Cause, or if the Executive's employment is terminated following a Change of Control, the Executive may be eligible for certain entitlements as described below.

On termination without cause, resignation for Good Cause, or following a Change of Control, each NEO shall be paid severance consisting of a specified number of months of:

• current salary

• continuation of health benefits, and

• highest monthly short term incentive amount from the three preceding years;

The NEO shall also be entitled to receive the highest monthly short term incentive amount received in the three preceding years, prorated for months worked during the year up to the termination date.

In the event of a Change of Control, Options that are outstanding at the time of the occurrence of such event shall become immediately vested and fully exercisable. In the case of equity issued through RSUs, all RSUs at the time of termination following a Change of Control shall become vested RSUs and each participant shall be entitled to payouts in accordance with the terms of the Equity Plan.

For clarity:

• "Good Cause" means the resignation, other than on a purely voluntary basis, as a result of the occurrence of one or more of the following events without the NEO's consent: constructive dismissal, a significant reduction of compensation, title, or role, relocation of more than 100 kilometers, or a material reduction in the NEO's responsibilities.

• "Change of Control" means a) the acquisition of 50% of Vizsla's common shares by a person or a group of persons acting jointly or in concert, b) the removal, or failure to elect 50% or more of the members of the Board who were nominated by the Company's Board at the nearest Annual General Meeting, or c) the sale of substantially all the assets of the Company.

Name	Without Cause or For Good Cause	Following a Change of Control
Michael Konnert President, CEO & Director	18 months	36 months
Mahesh Liyanage CFO	12 months	24 months
Martin Dupuis COO	12 months	24 months
Michael Pettingell SVP Business Development and Strategy	3 months	12 months
Jesus Velador, VP, Exploration	1 month	-

The table below summarizes the estimated incremental payments related to termination scenarios under each Senior Executive Agreement assuming the events occurred on April 30, 2023.

Name	Type of Termination	Base Salary ($)	Performance Bonus ($) [1]	Other ($)	Total ($)
Michael Konnert President, CEO & Director	Without Cause or for Good Cause	525,000	525,000	-	1,050,000
	Following a Change of Control	1,050,000	1,050,000	-	2,100,000
Mahesh Liyanage CFO	Without Cause or for Good Cause	220,000	N/A	-	220,000
	Following a Change of Control	440,000	N/A	-	440,000
Martin Dupuis COO	Without Cause or for Good Cause	250,000	N/A	-	250,000
	Following a Change of Control	500,000	N/A	-	500,000
Michael Pettingell SVP Business Development and Strategy	Without Cause or for Good Cause	48,750	N/A	-	48,750
	Following a Change of Control	195,000	N/A	-	195,000
Jesus Velador, VP, Exploration	Without Cause or for Good Cause	18,958	N/A	-	18,958
	Following a Change of Control	-	-	-	-

1 NEOs are entitled to receive a short-term incentive amount, prorated for months worked during the year up to the termination date. As this amount would vary depending on the time of year that the termination of employment was to occur, an estimate of that amount it is not included in the above figure.

Director Compensation

Cash Retainers

Outlined in the table below is a summary of the cash retainers approved by the Board for 2022 and 2023. Considering the results of benchmarking analysis by GGA, the Board approved adjustments for 2023 to position director compensation more competitively within the peer group and reflect the evolution of Vizsla as a company which has increased the roles and responsibilities of Board members. Cash retainers are payable in cash on a quarterly basis.

Director Compensation	2023		2022
	Chair Annual Retainer	Member Annual Retainer	Chair Annual Retainer	Member Annual Retainer
Board of Directors	$100,000	$50,000	$100,000	$50,000
Audit and Risk Committee	-	-	-	-
Compensation Committee	-	-	-	-
Technical Committee	-	-	-	-

Director Compensation	2023		2022
	Chair Annual Retainer	Member Annual Retainer	Chair Annual Retainer	Member Annual Retainer
Corporate Governance & Nominating	-	-	-	-

Equity Compensation

The Non-Executive Directors of the Company are primarily compensated by way of stock options, RSUs and directors' fees.

The following table outlines the value of equity compensation granted to Non-Executive Directors in the form of stock options during the Fiscal Year Ended April 30, 2023.

Director	Date of Grant	Number of Options Granted	Exercise Price
Craig Parry	-	-	-
Simon Cmrlec	-	-	-
Harry Pokrandt	02-Jun-2022[1]	50,000	$1.74
David Cobbold	10-Feb-2023[2]	100,000	$1.60
Charles Funk (former) 3	-	-	-

1 These options expire on June 2, 2027, and vest over 24 months.

2 These options expire on February 10, 2023, and vest over 24 months.

3 Charles Funk resigned as a director as of January 27, 2023, and was appointed as an advisor of the Company.

The following table outlines the value of equity compensation granted to Non-Executive Directors in the form of RSUs during the Fiscal Year Ended April 30, 2023.

Director	Date of Grant	Number of RSUs Granted	Exercise Price
Craig Parry	Feb. 10, 2023[1]	45,455	$1.65
Simon Cmrlec	Feb. 10, 2023[1]	30,303	$1.65
Harry Pokrandt	Feb. 10, 2023[1]	30,303	$1.65
David Cobbold	Feb. 10, 2023[1]	30,303	$1.65
Charles Funk (former)	Feb. 10, 2023[1]	30,303	$1.65

1 These RSUs vest over 3 years and will be fully vested on February 10, 2026.

Summary Compensation Table for Directors

The following table sets forth all amounts of compensation provided to the directors of the Company (other than directors who are Named Executive Officers) for the period ended April 30, 2023. For directors who are Named Executive Officers, see "Summary Compensation Table for NEOs" above.

Name	Year	Salary, consulting fee, retainer, or commission ($)	Bonus [8] ($)	Committee or meeting fees ($)	Pension value ($)	Option based awards[7] ($)	Share based awards[9] ($)	Value of all other compensation ($)	Total compensation ($)
Charles Funk[1]	2023	-	-	36,962	-	-	-	-	36,962
Craig Parry[2]	2023	-	-	152,179	-	-	9,614	-	161,794
Simon Cmrlec[3]	2023	-	-	50,000	-	-	6,410	-	56,410

Name	Year	Salary, consulting fee, retainer, or commission ($)	Bonus [8] ($)	Committee or meeting fees ($)	Pension value ($)	Option based awards[7] ($)	Share based awards[9] ($)	Value of all other compensation ($)	Total compensation ($)
Stuart Smith[4]	2023	-	-	12,500	-	-	-	-	12,500
Harry Pokrandt[5]	2023	-	-	50,692	-	73,290	6,410	-	130,391
David Cobbold[6]	2023	-	-	21,525	-	122,130	6,410	-	150,065

1 Charles Funk was VP of Exploration from June 19, 2019, to January 28, 2021, and he was a director from January 28, 2021, to January 27, 2023. He is now an advisor to the Company. The compensation reflected in this table relates only to his role as a director and excludes any compensation paid to him in his former role as VP of Exploration. His compensation relating to his former role as VP of Exploration can be found in the Summary Compensation Table for NEOs.

2 Craig Parry has been the Chairman since December 18, 2018.

3 Simon Cmrlec has been an independent director since February 21, 2019
4 Stuart Smith was a director from February 22, 2019, to July 5, 2022.

5 Harry Pokrandt has been an independent director since November 23, 2021.
6 David Cobbold has been an independent director since December 8, 2022.

7 Option-based awards are valued using the Black-Scholes option pricing model, which is in accordance with IFRS, for consistency with the accounting valuation. For option-based awards, the fair value of the of the awards at the grant date reflects the number of options awarded multiplied by the accounting fair value price.

The 2022 option award included the incremental share-based compensation amount recognized from the Arrangement with Vizsla Copper on September 20, 2021. The Black-Scholes value is calculated as part of a requirement by IFRS to fair value the options at the time of the grant. It is not the determining factor when granting stock options. The stock options are granted based on the performance and retention of key individuals.

	2023	2022	2021
Exercise price	$1.60 to $1.74	$2.22 to $2.25	$0.76 to $1.44
Risk free rate	2.89% to 3.31%	0.79% to 1.65%	0.32% to 0.58%
Volatility estimate	101.32%	100% to 104%	93.7% to 103.9%
Expected life	5 years	5 years	5 years
Dividend rate	-	-	-
Per option value	$1.22 to $1.47	$1.67 to $1.86	$1.30 to $2.08

8 For Non-Equity incentive plans described, the Company only provided Annual incentive plans in the form of cash bonuses. The Company did not have any Long-term non-equity compensation.

9 Share Based Awards displays the value of the RSU's that were awarded in February 2023 priced at $1.65.

Outstanding Share-Based Awards and Option-Based Awards

The following table displays all awards outstanding for each Director at the end of April 30, 2023.

Name		Option-Based Awards			Share-Based Awards
	# of securities underlying unexercised options	Option exercise price	Option expiry date	Value of unexercised in-the-money options [1]	# of shares or units that have not vested	Market or payout value of share-based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed
Craig Parry	325,000	$0.14	26-Feb-2029	$588,250	45,455	$75,001	-
	250,000	$0.16	12-Jun-2024	$447,500
	325,000	$0.66	30-Dec-2024	$419,250
	310,000	$0.76	29-Jun-2025	$368,900
	240,000	$2.07	06-Aug-2025	-

Name	Option-Based Awards				Share-Based Awards
	# of securities underlying unexercised options	Option exercise price	Option expiry date	Value of unexercised in-the-money options [1]	# of shares or units that have not vested	Market or payout value of share-based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed
	200,000	$1.44	17-Feb-2026	$102,000
	600,000	$2.22	22-Jun-2026	-
	240,000	$2.25	24-Sep-2026	-
Simon	125,000	$0.14	26-Feb-2029	$226,250	30,303	$50,000	-
Cmrlec	100,000	$0.16	12-Jun-2024	$179,000
	100,000	$0.66	30-Dec-2024	$129,000
	100,000	$0.76	29-Jun-2025	$119,000
	100,000	$2.07	06-Aug-2025	-
	125,000	$1.44	17-Feb-2026	$63,750
	200,000	$2.22	22-Jun-2026	-
	100,000	$2.25	24-Sep-2026	-
Harry	200,000	$2.45	01-Feb-2027	-	30,303	$50,000	-
Pokrandt [2]	50,000	$1.74	02-Jun-2027	$4,200
David	100,000	$1.60	10-Feb-2023	$7,000	30,303	$50,000	-
Cobbold

1 Represents the difference between the market value of the Common Shares underlying the options on April 30, 2023 (based on $1.95 closing price of the Common Shares on the TSXV on that date).

2 The Share-based Awards displays the value of the RSU's that were awarded in February 2023 priced at $1.65.

Value Vested or Earned During the Year Ended April 30, 2023

Name	Option-Based Awards - Value vested during the year [1] $	Share-Based Awards - Value vested during the year $	Non-Equity Incentive Plan Compensation - Value earned during the year $
Craig Parry	5,500	-	-
Simon Cmrlec	3,438	-	-
Harry Pokrandt	1,600	-	-
David Cobbold	-	-	-

1 Represents the dollar value, by which the value of Common Shares exceeded the exercise price on the day the options vested, that would have been realized if the options had been exercised on the vesting date based on the closing price of the Common Shares on the TSX Venture Exchange less the exercise price of the options.

No stock options were exercised during the year ended April 30, 2023, by the current Directors.

Pension Plan Benefits

The Company does not have any pension, retirement, defined benefit, defined contribution, or deferred compensation plans that provides for payments or benefits to its Directors and NEOs in connection with retirement and none are proposed at this time.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information on the Company's equity compensation plans under which Common Shares are authorized for issuance as at April 30, 2023, at which time there were 207,938,329 Common Shares issued and outstanding.

Equity Incentive Compensation Plan Categories 1	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (#)
Stock Options2 (approved by shareholders)	15,926,972	$1.69	4,866,861
RSUs, DSUs and PSUs3 (approved by shareholders)	1,133,572	-	11,256,428
Equity compensation plans not approved by securityholders	-	-	-
Total	17,060,544	$1.69	16,123,289

1 The Equity Incentive Compensation Plan was approved by shareholders on December 8, 2022, authorizing the Company to issued stock options, restricted share units, deferred share units and performance share units.

2 The Company is authorized to issue stock options up to 10% of the issued and outstanding Common Shares.

3 The Company is authorized to issue, in aggregate, a maximum of 8% fixed (12,390,000) RSUs, DSU's and/or PSU's.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Information Circular and at all times since, no executive officer, director, employee or former executive officer, director or employee of Vizsla Silver or any of its subsidiaries is or has been indebted to Vizsla Silver, or any of its subsidiaries, nor are or have any of these individuals been indebted to another entity, which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Vizsla Silver, or its subsidiaries.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of Vizsla Silver or any proposed nominee of management of Vizsla Silver for election as a director of Vizsla Silver, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, since the beginning of the Company's last financial year in matters to be acted upon at the Meeting, other than the election of directors, the appointment of auditors and the confirmation of the Equity Compensation Plan and the ratification and approval of the Rights Plan.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the directors or executive officers of Vizsla Silver, proposed nominee for election as a director of Vizsla Silver, persons beneficially owning, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of Vizsla Silver nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which has or will materially affect Vizsla Silver, as disclosed in the Company's audited financial statements and Management's Discussion & Analysis for the last financial year.

MANAGEMENT CONTRACTS

Except as set out herein, there are no management functions of Vizsla Silver that are to any substantial degree performed by a person or company other than the directors or NEOs of Vizsla Silver.

ADDITIONAL INFORMATION

Additional information relating to Vizsla Silver including audited comparative financial statements and Management's Discussion and Analysis for the year ended April 30, 2023 is available on SEDAR+ and upon request from Vizsla Silver at Suite 700, 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, telephone no.: 1-604-364- 2215 or email: info@vizslasilver.ca. Copies of documents referred to above will be provided, upon request, free of charge to security holders of Vizsla Silver. Vizsla Silver may require the payment of a reasonable charge from any person or company who is not a security holder of Vizsla Silver, who requests a copy of any such document.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

APPROVAL OF BOARD

The contents and the sending of this Information Circular have been approved by the Board.

DATED at Vancouver, British Columbia, on September 14, 2023.

BY ORDER OF THE BOARD OF DIRECTORS

"Michael Konnert"

Michael Konnert

President, Chief Executive Officer, and Director

APPENDIX "A"

SUMMARY OF RIGHTS PLAN

This summary is qualified in its entirety by the full text of the Rights Plan. The Rights Plan is available to any shareholder on request from the Corporate Secretary of the Company. Shareholders wishing to receive a copy of the Rights Plan should contact the Corporate Secretary of the Company by telephone at 1-604-364-2215 or by e-mail at info@vizslasilver.ca.

Capitalized terms used in this summary and not expressly defined, having the meanings ascribed to them in the Rights Plan.

1. Issuance of Rights

Upon obtaining all required approvals to the Rights Plan, including the approval of the Board, the TSXV and a majority of the Independent Shareholders at the Meeting, the Company will confirm the Rights issued to all holders of the issued and outstanding Common Shares on the day that the Rights Plan became effective (the "Implementation Date") on the basis of one Right for each Common Share held. In addition, each Common Share issued subsequent to the Implementation Date but prior to the earlier of the Separation Time and the Expiry Time will also have one Right attached to it.

2. Terms of the Rights Prior to a Flip-in Event

No Right is exercisable prior to the Separation Time. Following the Separation Time but prior to a Flip-in Event (as described in section 10 below) occurring, each Right will entitle the holder to acquire one Common Share at a price equal to five times the Market Price of the Common Shares at the Separation Time (the "Exercise Price") subject to any adjustment in accordance with the anti-dilution provisions provided for in the Rights Plan. The Market Price is based upon the twenty-day average closing price of the Common Shares on the TSXV.

3. Terms of the Rights After a Flip-in Event

Following the occurrence of a Flip-in Event, each Right will entitle the holder to acquire that number of Common Shares equal to two times the Exercise Price divided by the Market Price at the time of the Flip-in Event. The result is that holders of the Rights will be able to acquire additional Common Shares at 50% of the Market Price at the time of a Flip-in Event.

4. Rights Certificates

Until the Separation Time, there will be no separate certificates evidencing the Rights. Instead, there will be a notation on all share certificates issued following the Implementation Date indicating the existence of the Rights and the Rights will be transferred to any person acquiring the Common Shares to which those Rights are attached. Following the Separation Time, the Company will issue separate certificates (the "Rights Certificates") evidencing the Rights. Rights Certificates will be mailed to the registered holders of the Common Shares at the Separation Time except for Rights registered in the name of an Acquiring Person and its associates or affiliates. The form of Rights Certificate is attached as an exhibit to the Rights Plan.

5. Trading of Rights

The Rights will not trade prior to the Separation Time. The Rights will be tradable following the Separation Time.

6. Rights Held by Non-Residents

The Company is not required to deliver Rights or Common Shares issuable on the exercise of Rights to any person resident outside of Canada where such issuance or delivery would violate the applicable laws of such jurisdiction. Shareholders not resident in Canada are urged to consult their advisors concerning their ability to hold and exercise Rights.

7. Separation Time

The Separation Time will occur at the close of business on the tenth Business Day following the earlier of: (i) the date on which the first public announcement by either the Company or an Acquiring Person that an Acquiring Person has acquired an interest in 20% of more of the outstanding Common Shares (the "Stock Acquisition Date"); and (ii) the date of the commencement of or announcement of the intent of any Person to commence a Take-Over Bid that does not meet the conditions necessary to be considered a Permitted Bid or a Competing Permitted Bid pursuant to the Rights Plan or ceases to meet those conditions. The Board has discretion to delay the Separation Time to any date it determines, acting in good faith. If a Take-Over Bid is withdrawn, terminated, cancelled, or otherwise expires prior to the Separation Time, it will be deemed never to have been made.

8. Acquiring Person

An Acquiring Person is any Person who is the Beneficial Owner of at least 20% of the issued and outstanding Common Shares at any time. There are several categories of Persons who are expressly excluded from this definition including the Company and any of its subsidiaries. In addition, any Person who has Beneficial Ownership of more than 20% of the outstanding Common Shares as a result of Common Share Reductions, Permitted Bid Acquisitions, Exempt Acquisitions, Convertible Security Acquisitions and Pro Rata Acquisitions will not be considered to be an Acquiring Person unless such person acquires an additional 1% or more of the Common Shares other than by any of these exceptions.

A Common Share Reduction includes any transaction whereby the Company acquires or redeems its Common Shares.

A Permitted Bid Acquisition is any acquisition made pursuant to a Take-over Bid that meets the conditions of a Permitted Bid or a Competing Permitted Bid.

An Exempt Acquisition includes any acquisition in respect of which the Board has waived the application of the Rights Plan in compliance with the provisions of the Rights Plan, any acquisition made prior to September 8, 2023 (which was the effective date of the Rights Plan), any acquisition made under a private placement with the Company, any acquisition made pursuant to a securities exchange take-over bid, or on the exercise of previously granted stock options or pursuant to an employee stock purchase plan where all required approvals have been obtained to the transaction and the acquiror does not own more than 20% of the outstanding Common Shares as a result of these transactions, and any acquisition made pursuant to an amalgamation, merger or other statutory arrangement procedure requiring shareholder approval.

A Convertible Security Acquisition includes any acquisition of Common Shares on the exercise of previously issued convertible securities of the Company issued as part of a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition.

A Pro Rata Acquisition includes acquisitions resulting from a stock dividend, stock split or other event where the acquiror receives securities of the Company on the same pro rata basis as all other holders of Common Shares.

Other Persons excluded from the definition of an Acquiring Person include underwriters and members of a banking or selling group (as long as they are acting in such capacity) that acquire Common Shares in connection with a distribution of Common Shares by the Company, and Persons that own 20% of the outstanding Common Shares prior to the Implementation Date (unless such person ceases to own 20% or more of the outstanding Common Shares after the Implementation Date or becomes the beneficial owner of additional Common Shares in an amount greater than 1% of the number of Common Shares outstanding as at the Implementation Date).

9. Beneficial Ownership

A Person will be deemed to have Beneficial Ownership of Common Shares held directly and indirectly by that Person. The definition of Beneficial Ownership also includes Common Shares owned by certain other connected Persons, including affiliates (any entities that the Person controls, is controlled by, or is under common control with) and associates (spouses and relatives sharing the same residence). In addition, if the Person or its associates and affiliates have a Right to acquire additional Common Shares within sixty days of the date the calculation is being made, that Person will be deemed to have Beneficial Ownership of those Common Shares. Finally, a Person will be deemed to have Beneficial Ownership of Common Shares held by another Person with whom he or she is acting jointly or in concert.

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Generally, institutional shareholders such as investment managers, trust companies, trustees of various pension funds or plans, statutory bodies that manage investments for employee benefit funds, employee benefit plans, pension plans, or insurance plans, crown agencies and managers or trustees of mutual funds will not be deemed to have Beneficial Ownership of Common Shares they hold in the course of their ordinary business activities and so long as none of these persons make or announce an intention to make a take-over bid for the Common Shares.

In addition, a Person who is a client of an investment manager, trust company or plan described in the paragraph above will not be deemed to have Beneficial Ownership of the Common Shares held by that institutional shareholder merely because of the client relationship.

Where a Take-over Bid is made and shareholders agree to deposit or tender their Common Shares to the Take-over Bid by entering into a lock-up agreement, the Person making the Take-over Bid will not be deemed to have Beneficial Ownership of those Common Shares until they are actually taken up and paid for pursuant to the Take-over Bid provided that the lock-up agreement is a Permitted Lock-Up Agreement. To be a Permitted Lock-Up Agreement, the terms of the lock-up agreement must be publicly disclosed and available to the public, shareholders entering into the lock-up agreement must have the right to withdraw their Common Shares to tender them to another Take-over Bid or support another transaction that provides for greater consideration to the shareholder, subject to the consideration in the alternative bid exceeding that in the existing bid by no more than 7%, and also subject to break fees which cannot exceed the greater of 2.5% of the amount of the original bid, and 50% of the difference in bid amounts. A Permitted Lock-Up Agreement can contain a provision giving the offeror under the Take-over Bid a right of first refusal to match the consideration payable under the subsequent Take-over Bid so long as shareholders are not deprived of their ability to tender to the subsequent Take-over Bid.

10. Flip-in Event

The Flip-in Event is the event that triggers the dilutive impact of the Rights. As indicated in sections 2 and 3 above, prior to the Flip-in Event, each Right only permits the holder to acquire one Common Share at five times Market Price. After the Flip-in Event, however, a Right essentially entitles the holder to acquire additional Common Shares at half the Market Price. The Flip-in Event occurs when a Person becomes an Acquiring Person. The Board has the ability to waive (or agree to waive) the application of the Rights Plan to a Flip-in Event. After the Flip-in Event has occurred, Rights held by the Acquiring Person and its associates and affiliates and any Person acting jointly or in concert with the Acquiring Person will become null and void and cannot be exercised.

11. Permitted Bids and Competing Permitted Bids

Certain Take-over Bids are considered Permitted Bids and/or Competing Permitted Bids under the Rights Plan and therefore do not trigger the dilutive effect of the Rights. To be considered a Permitted Bid, the Take-over Bid must:

(a) be made pursuant to a Take-over Bid circular;

(b) be made to all holders of record of the Common Shares;

(c) be open for at least 105 days before any shares can be taken up and paid for;

(d) provide that Common Shares can be deposited at any time up until the date the shares are taken up and paid for and can be withdrawn at any time prior to the shares being taken up and paid for; and

(e) require at least 50% of the Common Shares held by the Independent Shareholders be deposited before the offeror can take-up and pay for Common Shares and once the offeror has acquired more than 50% of the outstanding Common Shares held by the Independent Shareholders, the Take-over Bid must be left open for at least a further ten Business Days following a public announcement of the continuation of the Take-over Bid.

A Competing Permitted Bid must meet all the requirements above except that the Competing Permitted Bid need only be open for the period prescribed in National Instrument 62-104.

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12. Redemption, Waiver and Termination

The Board can redeem the Rights upon obtaining the required shareholder approval at a redemption price equal to $0.000001 per Right (the "Redemption Price"). In addition, there will be a deemed redemption of the Rights at the Redemption Price on the completion of Permitted Bid, a Competing Permitted Bid or a Take-over Bid for which a waiver had been granted by the Board. After the Separation Time, if a Take-over Bid is withdrawn or otherwise terminated and no Flip-in Event has occurred, the Board can elect to redeem the Rights at the Redemption Price. Upon the occurrence of any of the above, the Rights will no longer be exercisable and the only entitlement of the holders of the Rights will be to receive the Redemption Price.

The Board has the ability to waive the application of the Rights Plan to a Flip-in Event if it determines that the Acquiring Person exceeded the 20% shareholding threshold by inadvertence and has since sold a sufficient number of Common Shares to cease to be an Acquiring Person.

The Board also has the ability to waive the application of the Rights Plan to a Takeover Bid made by way of a Take- over Bid circular sent to all holders of record of Common Shares. The Board may also waive the application of the Rights Plan to a Take-over Bid made other than by way of a Take-over Bid Circular, but only with prior shareholder approval. In this case, the Separation Time must be extended until ten Business Days after the date on which the shareholder meeting to approve the waiver is held.

13. Anti-Dilution Provisions

The number of Rights outstanding, the Exercise Price of a Right and the number and type of securities resulting on the exercise of the Rights are all subject to adjustment on the occurrence of certain events such as certain stock dividends, share splits or consolidations or a reclassification of shares. The purpose of these anti-dilution provisions is to put the Rights holders in the same position as if the Rights had been exercised before the event had occurred.

14. Amendments to the Rights Plan

The Board can make amendments to the Rights Plan without security holder approval where the amendments are clerical or typographical in nature or which are necessary to maintain the validity of the Rights Plan following any applicable changes in the laws governing such plans. Changes made to the Rights Plan (other than any change to correct any clerical or typographical error) are subject to confirmation by shareholders or Rights holders, as applicable, at the next meeting of security holders. All changes to the Rights Plan require the approval of shareholders prior to the Separation Time or the Rights holders after the Separation Time.

15. Term of the Rights Plan

The Rights Plan will have a term of three years from the Meeting. The Rights Plan provides that it may be extended for one additional three-year period after the initial three-year term expires upon the approval of a majority of the Independent Shareholders pursuant to the provisions of the Rights Plan.

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QUESTIONS MAY BE DIRECTED TO THE

PROXY SOLICIATION AGENT

North America Toll Free:

1-877-452-7184

Collect Calls Outside North America:

416-304-0211

Email:

assistance@laurelhill.com